Exhibit 99.1

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

relating to the

2022 ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2022

Dated May 12, 2022

THIS PAGE INTENTIONALLY LEFT BLANK

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Dear Fellow Shareholders:

2021 marked a milestone year for MAG, with construction of the Juanicipio processing plant completed in December. The project is on budget and we are very satisfied with this outcome given the global challenges of the COVID-19 pandemic and resulting supply chain issues, combined with an inflationary environment.

Throughout the year, we maintained focus on what truly matters to MAG: the health and safety of our employees, contractors and nearby communities. Our commitment to responsible development was strengthened significantly over the past year, which included a staged approach to enhance environmental, social and governance (“ESG”) performance through improvements to public disclosure of health, safety and environmental performance data, improvements to our policies, the development of management systems and programs, and the active engagement of employees and community members. We are excited to be publishing our inaugural Sustainability Report later in 2022.

Juanicipio (MAG 44%; Fresnillo plc 56% and Project Operator) is our flagship asset. We look forward to the final connection to the national power grid by the end of Q2 2022, which will enable Juanicipio to ramp up to 85-90% of the 4,000 tonnes per day nameplate capacity by the end of this year. In the interim, the joint venture continues to process underground material from Juanicipio through Fresnillo’s adjacent Fresnillo and Saucito processing plants, generating meaningful cash flows. This initiative, ongoing since August 2020, has been positive and productive for MAG:

•	We have confirmed the metallurgical processing parameters derived from the initial Juanicipio metallurgical test work through two real-life processing plants.

•	We have confirmed the consistency of the high-grade Valdecañas Bonanza Zone predicted from the geological model.

Significant cash has been generated from this processing, which has reduced the need for capital to be injected by the joint venture partners, resulting in a very robust balance sheet as we head into start-up of the Juanicipio plant. MAG’s balance sheet remains debt free and is in great shape with cash on hand of US$52 million as at March 31, 2022.

As we enter a new value creation stage for MAG shareholders with the expected stable operation of the Juanicipio plant, we need to remind ourselves that only 5% of this remarkable property has been explored to date. We have received permits to commence drilling the Cesantoni upwelling target in the northwest corner of the concession earlier in 2022 and we look forward to the results of this drilling. Permits for two other potential upwelling targets in the south of the concession are in application, and the joint venture plans to start drilling these targets as soon as the permits are received.

MAG’s DNA is still very much exploration. Juanicipio continues to produce excellent exploration results and, as mentioned above, the joint venture is moving on to greenfield exploration this year, as well as continuing expansion and infill drilling on the Valdecañas Vein System.

In addition, in 2020 we announced the 100% owned Deer Trail Project in Utah, which, while early stage, we anticipate has significant potential. We have released the results of the Phase I drill program, which returned some very encouraging mineralized intercepts, and we are now advancing Phase II.

We have also announced the acquisition of Gatling Exploration on March 11, 2022, and we are looking forward to exploring the Larder Lake area within this prolific jurisdiction with some different geological thought processes, with the objective of making a high-grade discovery.

Three years ago, we embarked on a process to refresh our Board, reducing the average tenure to 6 years and increasing gender diversity on our Board to over 37% female representation. Over the course of 2021, we added three new directors – Susan Mathieu, Tim Baker and Dale Peniuk. All three new directors have considerable experience in the mining industry and will provide valuable input as MAG transitions to a silver producer and continues to advance its exploration strategy and sustainability initiatives.

This is truly an exciting time for all MAG shareholders. Start-up of the Juanicipio processing plant will realize a long-term priority for all MAG shareholders – sustained cash flow. Juanicipio is a long life, high margin operation that will provide the foundation to build value for shareholders through exploration on the Juanicipio property, at Deer Trail and at Larder Lake, as well as position MAG to consider returning capital to shareholders.

We are encouraged by our progress throughout 2021, and we look forward to reporting further progress in the months ahead. On behalf of our Board of Directors and the entire MAG team, we thank you for your continued support.

Sincerely,

“Peter Barnes”		“George Paspalas”

&

Board Chair		President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Wednesday, June 22, 2022 for the following purposes:

•	to receive the report of the directors of the Company;
•	to receive the audited financial statements of the Company for the financial year ended December 31, 2021 and accompanying report of the auditor;
•	to elect the eight (8) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation;
•	to consider and, if deemed advisable, approve the continuation, amendment and restatement of the Company’s shareholder rights plan; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular dated May 12, 2022 accompanying this Notice of Meeting (the “Information Circular”). At the Meeting, shareholders will be asked to approve each of the foregoing items.

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which the Company will continue to adhere between the date of this Information Circular and the date of the Meeting, the Company will hold the Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

The directors of the Company have fixed May 12, 2022 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at www.meetnow.global/MT4K7L2 where they can participate, vote, or submit questions during the Meeting’s live audiocast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 12, 2022.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

Health and Safety	78
Social	80
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	81
MANAGEMENT CONTRACTS	81
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	81
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	82
ADDITIONAL INFORMATION	82
APPROVAL OF THE BOARD OF DIRECTORS	84

MAG SILVER CORP.

SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated: May 12, 2022

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held on Wednesday, June 22, 2022 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars. Unless otherwise stated, the information contained in this Information Circular is as of May 12, 2022.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail, but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company has engaged Kingsdale Advisors (“Kingsdale”) as their strategic shareholder advisor and proxy solicitation agent for the meeting. Kingsdale will provide the following services in connection with the Meeting: review and analysis of the Information Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $30,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

How to Vote

Registered Shareholders can vote their shares in the following ways:

•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:

o	Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, Ontario

M5J 2Y1

•	By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.

•	Online at the Meeting: You may attend the Meeting online and vote your shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to www.meetnow.global/MT4K7L2, clicking “Join Meeting Now” and entering your control number before the start of the Meeting. Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. A Registered Shareholder, or a Non- Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare. To have your shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number provided by Computershare at www.meetnow.global/MT4K7L2 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/magsilver after submitting their voting instruction form in order to receive a control number.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, all Shareholders and proxyholders must have a valid control number.

o	Registered Shareholders: the control number will be located on the form of proxy or in the email notification you received.

o	Duly appointed proxyholders: Computershare will provide the proxyholder with a control number after the voting deadline has passed, provided the proxyholder has been registered with Computershare before the deadline (see Appointment of Proxies – Registered Shareholders below).

Non-Registered Shareholders will receive voting instructions from the Intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Advisors by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via email.

Without a control number, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Meeting Materials to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the virtual Meeting MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a control number via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form. Non-Registered Shareholders who do not have a control number will only be able to attend as a guest which allows them listen to the Meeting however will not be able to vote or submit questions.

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Monday, June 20, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at www.meetnow.global/MT4K7L2 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting virtually. Registered Shareholders, Non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the Summit platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on Monday, June 20, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the online Meeting and accepting the online terms and conditions; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are using a control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board (as defined below) for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date (as defined herein) and the date hereof, the Company had 97,854,268 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 12, 2022 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The directors’ report and the consolidated financial statements of the Company for the financial year ended December 31, 2021 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board currently consists of eight members. The term of office of each of these directors expires at the Meeting. Management proposes to nominate the eight persons named in the table below for election as directors of the Company. The Board considers the eight nominees to be comprised of seven independent directors and one non-independent director. The nominees include each of the existing directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

A notice of meeting and record date was filed on SEDAR on April 14, 2022, being the first public announcement of the date of the Meeting. Pursuant to the Advance Notice Policy of the Company, originally adopted by the Board in 2012 and most recently re-approved on March 25, 2022, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the Advance Notice Policy, no later than the close of business on May 23, 2022. A copy of the Company’s Advance Notice Policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and is also available on the Company’s website at www.magsilver.com/corporate/governance.

The Board adopted a Majority Voting Policy in 2013, which is reviewed and, if needed, amended on an annual basis. The Majority Voting Policy was last reviewed on March 25, 2022 and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the Meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee of the Board shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholders’ Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s Majority Voting Policy is available on the Company website at www.magsilver.com/corporate/governance, or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The table below sets forth for each management nominee for election as director the following information available as of the date of this Information Circular: (i) their name; (ii) the province or state and country in which they reside; (iii) their age; (iv) all offices of the Company now held by each of them, including committees on which they serve; (v) their principal occupations, businesses or employment; (vi) the period of time during which each has been a director of the Company; (vii) voting results from the 2021 annual general and special meeting of Shareholders (the “2021 Voting Results”); (viii) the number of Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them; (ix) the number of deferred share units (“DSUs”) held; and (x) if they meet their share ownership requirement, as more particularly described on pages 51 and 52 of this Information Circular. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)

Peter D. Barnes, Acc. Dir., ICD.D (2)(4) British Columbia, Canada Age: 65 Independent Director since Oct 5, 2012 2021 Voting Results: For 99.80%; Withheld 0.20%

Mr. Barnes is Chair of the Board of the Company and is a Fellow of the Institute of Chartered Accountants of BC. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton Corp.) in 2004, and served as their Chief Executive Officer from 2006 to 2011. He was a member of the Silver Institute’s board of directors from 2009 to 2011. In 2010, Mr. Barnes was honoured with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific Region Award for Mining and Metals.

Principal Occupation: Corporate Director

✓ Capital Markets ✓ Financial / Audit & Risk Management ✓ Governance ✓ International Experience ✓ Leadership & Strategy
Shares 106,954	DSUs 90,392	Options Nil
Share ownership met: YES (7)

Tim Baker, ICD.D (3)(5)(6) British Columbia, Canada Age: 70 Independent Director since March 31, 2021 2021 Voting Results: For 99.88%; Withheld 0.12%

Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corp. before retiring in 2010. Prior to joining Kinross, Mr. Baker was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently a director of Triple Flag Precious Metals Corp. and RCF Acquisition Corp. He has previously been a director on the boards of Golden Star Resources Ltd. (Chair of the Board), Sherritt International Corp., Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold Corp. (later Alio Gold Inc.) and Pacific Rim Mining Corp.

Principal Occupation: Corporate Director

✓ Mine Development / Operations ✓ Executive Compensation ✓ Mineral Exploration ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy
Shares 4,500	DSUs 13,015	Options Nil
Share ownership met: N/A (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)

Jill D. Leversage, Acc. Dir. (2)(3)(4) British Columbia, Canada Age: 65 Independent Director since Dec 22, 2014 2021 Voting Results: For 99.67%; Withheld 0.33%

Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals Inc., RE Royalties Ltd., Insurance Corporation of BC, and the Vancouver Airport Authority. She is a former director of Catalyst Paper Corporation and CMAIO. Ms. Leversage is a Fellow in the Institute of Chartered Professional Accountants and was a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.

Principal Occupation: Corporate Director

✓ Capital Markets ✓ Financial / Audit & Risk Management ✓ Governance ✓ Leadership & Strategy
Shares 14,300	DSUs 109,784	Options Nil
Share ownership met: YES (7)

Selma Lussenburg, C. Dir., GCB.D (4)(5) Ontario, Canada Age: 66 Independent Director since February 1, 2020 2021 Voting Results: For 99.77%; Withheld 0.23%

Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current board director with over 35 years of business experience. She has held various senior executive positions encompassing a broad range of legal, governance, compliance, pension, safety and security, and operational responsibilities. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation. Ms. Lussenburg is also a Canadian private sector member on the CUSMA 31.22 Advisory Committee on the resolution of private commercial disputes. She has served as General Counsel and Corporate Secretary for AT&T’s operations in Canada, for the Ontario Municipal Retirement System (OMERS), and most recently for Toronto Pearson International Airport. Ms. Lussenburg has an undergraduate law degree (University of Ottawa) and other degrees, including a Masters of International Law (Australian National University) and a post-graduate Certificate in Mining Law (York University).

Principal Occupation: Corporate Director

✓ Governance ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Legal ✓ Environmental / Social ✓ Executive Compensation
Shares 3,250	DSUs 24,603	Options Nil
Share ownership met: N/A (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)

Daniel T. MacInnis, Acc. Dir. (5)(6)
British Columbia, Canada

Age: 70

Independent Director since January 1, 2019

Non-Independent Director from February 1, 2005 to December 31, 2018

2021 Voting Results:

For 99.88%; Withheld 0.12%

Mr. MacInnis has over 40 years of experience in worldwide mineral exploration, including Mexico, and was President and CEO of the Company from 2005 to 2013. He has managed and directed multimillion dollar exploration programs for Noranda Exploration, Battle Mountain Gold/Hemlo Gold and Sargold Resources. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and operation. A significant number of mineral discoveries have been made under his guidance. Discoveries include gold and base metal deposits in the U.S., Canada and Mexico. Mr. MacInnis is a graduate of Saint Francis Xavier University with a BSc. in Geology. He is also currently Chair of Group Eleven Resources and is a CGIC Accredited Director.

Principal Occupation: Corporate Director

✓ Environmental / Social ✓ Capital Markets ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Mineral Exploration ✓ Executive Compensation
Shares 202,588	DSUs 85,319	Options Nil
Share ownership met: YES (7)

Susan F. Mathieu (5)(6) Alberta, Canada Age: 55 Independent Director since January 13, 2021 2021 Voting Results: For 99.87%; Withheld 0.13%

Ms. Mathieu has more than 25 years of international mining experience through due diligence, exploration, project development, construction and operations. Her career spanned from mine site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Ms. Mathieu commenced her career with Placer Dome Inc. and progressed to increasingly senior roles with Falconbridge Ltd., NovaGold Resources Inc., Centerra Gold Inc., BHP (formerly BHP Billiton), Golder Associates Inc. and NexGen Energy Ltd. Ms. Mathieu holds a BSc. (Honours) and MSc. in Biology (University of Saskatchewan), and an Executive MBA (Beedie School of Business, Simon Fraser University). She is an active member of the Institute of Corporate Directors and is working towards attaining the ICD.D designation.

Principal Occupation: Corporate Director

✓ Mine Development / Operations ✓ Environmental / Social ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy
Shares 6,000	DSUs 12,932	Options Nil
Share ownership met: N/A (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)

Dale C. Peniuk, (2)(3) British Columbia, Canada Age: 62 Independent Director since August 3, 2021 2021 Voting Results: N/A (8)

Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining Corp., Argonaut Gold Inc. and Kuya Silver Corp., and has been on the Board and Chair of the Audit Committee of numerous other Canadian public mining companies since 2006. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his CA designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group.

Principal Occupation for the past five years:

•    Corporate Director (May 2006 to present)

•    Chartered Professional Accountant (CPA, CA) (December 1986 to present), including President of Dale Peniuk Ltd., Mr. Peniuk’s incorporated Chartered Professional Accountant practice, from February 2008 to July 2019

✓ Capital Markets ✓ Financial / Audit & Risk Management ✓ Governance ✓ Executive Compensation ✓ International Experience ✓ Leadership & Strategy
Shares 1,000	DSUs 9,945	Options Nil
Share ownership met: N/A (7)

George N. Paspalas, Acc. Dir. British Columbia, Canada Age: 59 President, Chief Executive Officer and Non-Independent Director since Oct 15, 2013 2021 Voting Results: For 99.90%; Withheld 0.10%

Prior to joining MAG in 2013, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd., Chief Operating Officer of Silver Standard Resources Inc., and President and Chief Executive Officer of Placer Dome Africa, along with many operational and project development roles with Placer Dome Inc. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Principal Occupation: President and Chief Executive Officer of the Company

✓ Leadership & Strategy ✓ Mine Development / Operations ✓ Mineral Exploration ✓ Health & Safety ✓ Environmental / Social ✓ International Experience ✓ Executive Compensation
Shares 168,249	DSUs 39,886 RSUs & PSUs 105,921	Options 249,627
Share ownership met: YES (7)

(1)	Biography, skills and experience information in this table has been furnished by the respective nominees individually. Equity holdings are as at the date of this Information Circular. See pages 70 and 71 of this Information Circular for more information on how the skills and experience important to the Company’s business are covered by the number of directors.

(2)	Member of the Company’s Audit Committee. Mr. Peniuk was appointed to this committee effective August 3, 2021.

(3)	Member of the Company’s Compensation and Human Resources Committee. Mr. Baker and Mr. Peniuk were appointed to this committee effective March 31, 2021 and August 3, 2021, respectively.

(4)	Member of the Company’s Governance and Nomination Committee.

(5)	Member of the Company’s Health, Safety, Environment and Community Committee. Ms. Mathieu and Mr. Baker were appointed to this committee effective February 25, 2021 and March 31, 2021, respectively.

(6)	Member of the Company’s Technical Committee. This committee was established effective June 21, 2021.

(7)	Share ownership requirement (see pages 51 and 52 below for more information). Ms. Lussenburg, Ms. Mathieu, Mr. Baker and Mr. Peniuk have 3 years from the date of their respective appointments to achieve the required share ownership requirement.

(8)	Mr. Peniuk was appointed to the Board on August 3, 2021.

Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

In May 2019, the Board approved the voluntary adoption of an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as “say on pay”). The advisory vote provides Shareholders the opportunity to advise the Board on their view on the Company’s executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR website (www.sedar.com).

Resolution to Support the Executive Compensation Program

The resolution to support the Company’s executive compensation program which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Executive Compensation Resolution”):

“IT IS RESOLVED THAT:

1.	on an advisory basis, and not to diminish the role and responsibilities of the Board, the Shareholders accept the approach to the Company’s executive compensation program as disclosed in the Company’s Information Circular.”

The Board of the Company recommends that Shareholders vote FOR the advisory vote on executive compensation. Common Shares represented by proxies in favour of management will be voted FOR the Executive Compensation Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the Executive Compensation Resolution.

Renewal of the Shareholder Rights Plan

Background and Objectives of the Amended and Restated Shareholder Rights Plan

On February 25, 2016, the Canadian Securities Administrators published final amendments to Canada’s take-over bid regime (the “Amended Take-Over Bid Rules”) that came into force on May 9, 2016 in the form of National Instrument 62-104 – Take-over Bids and Issuer Bids (“NI 62-104”). The Amended Take-Over Bid Rules, among other things, lengthened the minimum take-over bid period for non-exempt take-over bids to 105 days (from the previous 35 days), required that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the take-over bid (excluding securities owned by the bidder and its joint actors ) and required a 10-day extension of the bid period after the minimum tender requirement is met. A target company may shorten the minimum bid period to not less than 35 days, in which case the shortened bid period will then apply to all concurrent take-over bids. Additionally, if the target company announces that it intends to effect an alternative transaction that could result in the acquisition of the target company or its business, the minimum bid period for any concurrent take-over bid is automatically reduced to 35 days.

Before the Amended Take-Over Bid Rules came into force, one of the main purposes of a shareholder rights plan was to give shareholders and the board of directors of the target company more time to consider and respond to an unsolicited take-over bid than what was provided for under Canadian securities laws. The Amended Take-Over Bid Rules addressed this concern with respect to timing for the minimum deposit period. However, the Amended Take-Over Bid Rules did not alter the availability of exemptions to the formal take-over bid rules that facilitate “creeping bids” (acquisitions of shares with the intention of acquiring effective control of the Company through market purchases and private agreements that are exempt from the Amended Take-Over Bid Rules). Specifically, the Board continues to believe that a shareholder rights plan is necessary to protect shareholders from certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Company under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders, (ii) a person could slowly accumulate Company shares through stock exchange acquisitions over time, resulting in an acquisition of effective control of the Company without payment of fair value for control, (iii) a person seeking to acquire control of the Company could enter into agreements with shareholders who, together with the acquiror, hold more than 20% of the outstanding shares of the Company irrevocably committing such holders to tender their shares to a take-over bid, or subjecting such holders to preclusive termination conditions, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws (collectively, the “Outstanding Gaps”).

In light of the foregoing considerations and in response to the Amended Take-Over Bid rules, on May 13, 2016, the Board adopted a “new generation” shareholder rights plan for the Company (the “Existing Shareholder Rights Plan”), the sole purpose of which was to address the Outstanding Gaps and ensure that Shareholders have an equal opportunity to participate in any change of control transaction. The Existing Shareholder Rights Plan was consented to, ratified, confirmed and approved by Shareholders at the annual and special meeting of shareholders of the Company held on June 13, 2016 and subsequently reconfirmed by Shareholders at the annual and special meeting of shareholders of the Company held on June 13, 2019. Based on the same considerations and having regard to the Shareholders’ prior approval of the Existing Shareholder Rights Plan in 2016 and 2019, on May 13, 2022, the Board approved a resolution continuing, amending and restating the Existing Shareholder Rights Plan in the form and on the terms of the Company’s amended and restated shareholder rights plan (the “Amended and Restated Shareholder Rights Plan”), subject to consent, ratification, confirmation and approval by Shareholders of the Company at the Meeting.

The key objective of the Board in approving the Amended and Restated Shareholder Rights Plan is to continue to address the Outstanding Gaps in order to ensure that Shareholders of the Company have an equal opportunity to participate in any change of control transaction. The Amended and Restated Shareholder Rights Plan is consistent with the Amended Take-Over Bid Rules and other features of “new generation” rights plans. Like the Existing Shareholder Rights Plan, the Amended and Restated Shareholder Rights Plan continues to account for and address the guidelines of institutional investors and proxy advisory firms with respect to “new generation” shareholder rights plans. The Amended and Restated Shareholder Rights Plan is not intended to, and will not, entrench directors or management or prevent a change of control of the Company, and is not being adopted in respect of any specific proposal to acquire control of the Company, nor is the Board aware of any pending or threatened take-over bid for the Company. The Amended and Restated Shareholder Rights Plan allows Shareholders to tender their shares to a take-over bid as long as it meets the criteria for a Permitted Bid or Competing Permitted Bid, as the case may be.

Like the Existing Shareholder Rights Plan, the Amended and Restated Shareholder Rights Plan generally provides that if a Person (an “Acquiring Person”) acquires Beneficial Ownership of 20% or more of the issued and outstanding Voting Shares (being the outstanding Common Shares and any other shares of the Company to which is attached a right to vote for the election of directors generally), other than by way of a Permitted Bid or a Competing Permitted Bid, which require a take-over bid to be made to all Shareholders, all holders of Voting Shares, other than the Acquiring Person (or any affiliate or associate of the Acquiring Person or any other Person acting jointly or in concert with the Acquiring Person or its affiliates or associates), will be able to effectively purchase additional Common Shares at a 50% discount to the Market Price, thus exposing the Acquiring Person to substantial dilution of its holdings. In addition, the Amended and Restated Shareholder Rights Plan requires lock-up agreements to be structured so as to provide locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their shares to a higher value bid or support another transaction offering greater value.

The TSX has conditionally accepted notice of filing of the Amended and Restated Shareholder Rights Plan subject to, among other things, it being ratified and approved by Shareholders of the Company at the Meeting. If the Shareholders of the Company do not consent to, ratify, confirm and approve the Amended and Restated Shareholder Rights Plan at the Meeting, then the Existing Shareholder Rights Plan and all outstanding Rights issued thereunder will automatically expire and terminate as of the close of the Meeting and Shareholders will not have the protection of any shareholder rights plan.

The full text of the Amended and Restated Shareholder Rights Plan, together with a blackline showing all changes made as compared to the Existing Shareholder Rights Plan, is available under the Company’s profile on SEDAR (www.sedar.com). In addition, a paper copy of the Amended and Restated Shareholder Rights Plan may be obtained by submitting a written request to the Company at 800 West Pender Street, Suite 770, Vancouver, British Columbia V6C 2V6. The summary of the key terms of the Amended and Restated Shareholder Rights Plan set out in this Information Circular is qualified in its entirety by reference to the full text of the Amended and Restated Shareholder Rights Plan. Capitalized terms used in this section and not otherwise defined have the respective meanings given to them in the Amended and Restated Shareholder Rights Plan.

Nature of Amendments to the Existing Shareholder Rights Plan

The Amended and Restated Shareholder Rights Plan contains substantially the same terms and conditions as the Existing Shareholder Rights Plan, with limited amendments intended to: (i) reflect the amendment and restatement of the Existing Shareholder Rights Plan; (ii) clarify certain provisions and reflect current market practice for “new generation” shareholder rights plans; and (iii) give effect to ancillary amendments of a clerical or housekeeping nature. The key amendments to the Existing Shareholder Rights Plan are to:

•	amend the definition of “Exempt Acquisition” to clarify that the Exempt Acquisition provisions also apply to the acquisition of Convertible Securities (in addition to Voting Shares) (Section 1.1(t));

•	amend the definition of “Exercise Price” to replace the fixed Exercise Price of $75.00 per Right from the Existing Shareholder Rights Plan with a formula whereby the Exercise Price per Right is calculated to be: (i) until the Separation Time, an amount equal to three times the Market Price per Common Share from time to time; and (ii) from and after the Separation Time, an amount equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to the existing adjustment and anti-dilution provisions. As amended, the definition of “Exercise Price” ensures that Rights remain “out of the money” prior to the occurrence of a Flip-in Event regardless of any share consolidations or increase in share price after adoption of the Amended and Restated Shareholder Rights Plan (Section 1.1(u));

•	amend the definitions of “Permitted Bid” and “Competing Permitted Bid” to clarify the requirements for a Take-over Bid under applicable securities law which requirements must be satisfied to constitute a Permitted Bid or a Competing Permitted Bid, as the case may be. Under the Existing Shareholder Rights Plan, the definition of “Permitted Bid” references the requirements of NI 62-104 and the definition of “Competing Permitted Bid” references the definition of “Permitted Bid”. As amended, both definitions explicitly enumerate and clarify the requirements for a Take-over Bid to constitute a Permitted Bid or a Competing Permitted Bid, as the case may be, in a manner that remains compliant with the requirements of NI 62-104 but that is more transparent for a bidder (Section 1.1(l) and Section 1.1(gg));

•	amend the definitions of “Permitted Bid Acquisition” and “Pro Rata Acquisition” to include the acquisition of Convertible Securities so as to clarify that an acquisition of Convertible Securities under and on the terms of a Permitted Bid, Competing Permitted Bid or Pro Rata Acquisition does not give rise to Beneficial Ownership of Voting Shares (Section 1.1(hh) and Section 1.1(ll));

•	amend the definition of “Permitted Lock-Up Agreement” to include lock-up agreements in respect of Convertible Securities (in addition to Voting Shares) so as to clarify that Permitted Lock-Up Agreements in respect of Convertible Securities do not give rise to Beneficial Ownership of Voting Shares (Section 1.1(ii));

•	amend the definition of “Separation Time” to include an additional trigger upon a Permitted Bid or Competing Permitted Bid ceasing to be such to ensure that a Permitted Bid or Competing Permitted Bid that no longer satisfies the applicable requirements no longer benefits from such exemptions (Section 1.1(tt));

•	amend the amendment provision to: (i) clarify that amendments proposed to maintain the validity of the Amended and Restated Shareholder Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder must receive the approval of holders or Voting Shares or Rights, as the case may be; and (ii) provide that the Company may only amend the Amended and Restated Shareholder Rights Plan without approval of any holders of Rights or Voting Shares to make any changes which the Board acting in good faith may deem necessary or desirable if (A) such amendment(s) is/are made during the period commencing after delivery of applicable meeting materials to Shareholders of the Company and ending five days prior to the date of the applicable shareholders’ meeting at which shareholders of the Company will consider a resolution to approve the Amended and Restated Shareholder Rights Plan or any renewal thereof, and (B) the Company promptly notifies shareholders of any such change by way of the dissemination of a news release (Section 6.5(a)); and

•	insert customary “new generation” shareholder rights plan notice provisions: (i) requiring the Company to give at least 20 Business Days’ prior notice to holders of Rights if, after the Separation Time and prior to the Expiration Time, it proposes to (A) effect or permit any Flip-in Event or (B) liquidate, dissolve or wind-up the Company or sell all or substantially all of the Company’s assets; and (ii) permitting the Company or the Rights Agent to provide any required written notice, document or other information in electronic format in accordance with applicable laws, including the Business Corporations Act (British Columbia) and the Electronic Transactions Act (British Columbia) (Section 6.7 and Section 6.8(f)).

The above-mentioned changes are intended to make the Amended and Restated Shareholder Rights Plan consistent with customary “new generation” shareholder rights plans and are not intended to substantively alter any of the provisions of the Existing Shareholder Rights Plan. In addition to the above, the ancillary or housekeeping amendments to the Existing Shareholder Rights Plan that are proposed in the Amended and Restated Shareholder Rights Plan are to, among other things:

•	amend the definition of “Expiration Time” to reflect the existing termination provisions, which provide that where the Amended and Restated Shareholder Rights Plan would by operation of its terms terminate at the close of an annual meeting at which it must be presented to Shareholders of the Company for reconfirmation (either because the Amended and Restated Shareholder Rights Plan is not reconfirmed by Shareholders or is not presented by the Company to Shareholders for reconfirmation at such annual meeting), then, in such case, termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event that has been waived, or has been deemed to be waived, by the Board in accordance with the terms of the Amended and Restated Shareholder Rights Plan) prior to the date upon which the Amended and Restated Shareholder Rights Plan would otherwise terminate following such annual meeting (Section 1.1(v));

•	amend the definition of “Offeror” to clarify that a Person shall be an Offeror for purposes of the Amended and Restated Shareholder Rights Plan only so long as the Take-over Bid announced or made by that Person has not been withdrawn or terminated or has not expired (Section 1.1(ee));

•	amend the provision regarding the execution of Rights Certificates to include the Chief Executive Officer as an authorized signatory who may execute Rights Certificates (Section 2.2(a));

•	amend the provision regarding the provision of a Rights Certificate and disclosure statement to holders of Common Shares following the Separation Time to clarify that any Person whose Rights are or become null and void upon the occurrence of a Flip-in Event pursuant to Section 4.1(b) of the Amended and Restated Shareholder Rights Plan is not entitled to receive such Rights Certificate and disclosure statement (Section 3.1(c));

•	amend the provision regarding adjustments to the Exercise Price following the record date for the issuance of certain rights, options or warrants to holders of Common Shares to clarify necessary re-adjustments to the Exercise Price following such record date where such rights, options or warrants, as the case may be, are actually issued and subsequently expire prior to exercise, or are exercised to purchase Common Shares or securities convertible into Common Shares (Section 3.2(b)); and

•	amend the existing notice provisions to permit authorized or required notices or demands to be validly given to or made on the Company, the Rights Agent or the holder of any Rights, as applicable, if delivered or sent by registered mail (in addition to first-class mail) (Section 6.8(a), Section 6.8(b) and Section 6.8(c)).

Additional ancillary or housekeeping amendments to the Existing Shareholder Rights Plan that are not described above include certain clarifying changes together with typographical and other conforming corrections.

Summary of the Key Terms of the Amended and Restated Shareholder Rights Plan

A summary of the key terms of the Amended and Restated Shareholder Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the Amended and Restated Shareholder Rights Plan. The full text of the Amended and Restated Shareholder Rights Plan, together with a blackline showing all changes made as compared to the Existing Shareholder Rights Plan, is available under the Company’s profile on SEDAR (www.sedar.com). In addition, a paper copy of the Amended and Restated Shareholder Rights Plan may be obtained by submitting a written request to the Company at 800 West Pender Street, Suite 770, Vancouver, British Columbia V6C 2V6. Capitalized terms used in this section and not otherwise defined have the respective meanings given to them in the Amended and Restated Shareholder Rights Plan.

Effective Date and Term

The Existing Shareholder Rights Plan will automatically expire and terminate at the close of the Meeting unless Shareholders vote at the Meeting to continue its operation in the form and on the terms of the Amended and Restated Shareholder Rights Plan. If the Amended and Restated Shareholder Rights Plan is not consented to, ratified, confirmed and approved by a resolution passed by a majority of the votes cast by the Independent Shareholders present in person or represented by proxy, at the Meeting, then the Existing Shareholder Rights Plan will terminate and be of no further force or effect. If the Amended and Restated Shareholder Rights Plan is so consented to, ratified, confirmed and approved, then it will automatically amend, restate and replace in its entirety the Existing Shareholder Rights Plan and will continue in effect from its effective date until the third annual meeting of shareholders of the Company following the Meeting. The Amended and Restated Shareholder Rights Plan must be reconfirmed by a resolution passed by a majority of votes cast by Independent Shareholders present in person or represented by proxy at the third annual meeting following each shareholders’ meeting at which the Amended and Restated Shareholder Rights Plan is either ratified or confirmed. If the Amended and Restated Shareholder Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, then the Amended and Restated Shareholder Rights Plan will terminate as of the close of such annual meeting, unless terminated earlier in accordance with its terms (in either such case, the “Expiration Time”), provided that termination will not occur if a Flip-in Event has occurred, and has not been waived, prior to the date that the Amended and Restated Shareholder Rights Plan would otherwise have terminated.

Issue of Rights

One Right was issued and attached to each Common Share outstanding as at 4:00 p.m. (Pacific Time) on June 14, 2016 (the “Record Time”) and automatically attaches to each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the 10th trading day after the earlier of (i) the first public announcement by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person (the “Stock Acquisition Date”), (ii) the date of the commencement of, or first public announcement of, the intent of any Person to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such (in any such case, the “Separation Time”). The Separation Time, however, may be such later date as determined by the Board.

After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one Common Share at an exercise price per Right (the “Exercise Price”) equal to three times the Market Price determined as at the Separation Time per Common Share.

The Exercise Price payable and the number of Common Shares issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain customary corporate events affecting the Common Shares.

Flip-in Event

Subject to certain exceptions, a Flip-in Event occurs when an Acquiring Person acquires Beneficial Ownership of 20% or more of the Voting Shares. If, prior to the Expiration Time, a Flip-in Event occurs that is not waived by the Board, each Right, other than Rights Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) and certain transferees, may be exercised on the 10th trading day after the Stock Acquisition Date to purchase that number of Common Shares which have an aggregate Market Price on the date of the Flip-in Event equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) and certain transferees will be void.

The Amended and Restated Shareholder Rights Plan provides that a Person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of additional Voting Shares that increase that person’s Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through certain exempt transactions).

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights Certificates which will be transferable and trade separately from the Common Shares.

Permitted Bids and Competing Permitted Bids

A Take-over Bid that qualifies as a Permitted Bid or a Competing Permitted Bid will not trigger the exercise of Rights and the dilutive effects thereof.

A “Permitted Bid” is a Take-over Bid that is made by means of a take-over bid circular and that: (i) is made to all registered holders of Voting Shares, other than the Offeror; (ii) is subject to a minimum deposit period of 105 days from the date of the Take-over Bid or such shorter minimum deposit period permitted pursuant to NI 62-104; (iii) is subject to a 50% minimum tender condition; (iv) unless the Take-over Bid is withdrawn, allows deposited or tendered Voting Shares and/or Convertible Securities to be withdrawn until taken-up and paid for by the Offeror; and (v) in the event the initial deposit period and minimum tender condition described in clauses (ii) and (iii) above are satisfied, requires the Offeror to make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

A “Competing Permitted Bid” is a Take-Over Bid that: (i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such Permitted Bid or Competing Permitted Bid; (ii) satisfies all of the requirements of a Permitted Bid, other than the 105-day initial deposit period condition in clause (ii) of the requirements for a Permitted Bid set forth above; and (iii) contains a condition that no Voting Shares and/or Convertible Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

Acquiring Persons

As noted above, an Acquiring Person generally is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of an “Acquiring Person” are the Company and its Subsidiaries and, generally, any Person who becomes a Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or a combination of (i) a “Voting Share Reduction”, (ii) a “Permitted Bid Acquisition”, (iii) an “Exempt Acquisition”, (iv) a “Pro Rata Acquisition” or (v) a “Convertible Security Acquisition”, in each case, as those terms are defined in the Amended and Restated Shareholder Rights Plan. As noted above, Grandfathered Persons are also excluded from the definition of an Acquiring Person.

Permitted Lock-up Agreements

Consistent with “new generation” rights plans, under the Amended and Restated Shareholder Rights Plan a Person will not be deemed to Beneficially Own a security because it has entered into a “Permitted Lock-Up Agreement”. Generally, a Permitted Lock-Up Agreement is an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) pursuant to which such Locked-Up Persons agree to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that: (i) the terms of the agreement are publicly disclosed and a copy of the agreement is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement; (ii) the agreement permits a Locked-Up Person to terminate its obligation to (A) deposit Voting Shares and/or Convertible Securities to, or (B) not withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, in each case, in order to tender or deposit Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction where the price or value of the consideration per Voting Share and/or Convertible Security is greater than that offered pursuant to the Lock-Up Bid or exceeds that offered pursuant to the Lock-Up Bid by a “Specified Amount” (as defined in the Amended and Restated Shareholder Rights Plan); (iii) if the Lock-Up bid is for less than 100% of the Voting Shares and/or Convertible Securities held by Independent Shareholders, the agreement permits a Locked-Up Person to terminate its obligation to (A) deposit Voting Shares and/or Convertible Securities to, or (B) not withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, in each case, in order to tender or deposit Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction where the number of Voting Shares and/or Convertible Securities offered to be purchased under the competing Take-over Bid or transaction at a price or value not less than that offered pursuant to the Lock-Up Bid is greater than the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid or exceeds the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid by a “Specified Number” (as defined in the Amended and Restated Shareholder Rights Plan).

The Permitted Lock-Up Agreement must not provide for break-up fees or similar payments if the Locked-Up Person fails to deposit its Voting Shares or Convertible Securities to the Lock-Up Bid in order to accept or support a competing transaction that exceed the greater of (i) 2.5% of the price payable to the Locked-Up Person under the Lock-Up Bid referred to in the agreement and (ii) one-half of the increased consideration that is offered under the competing Take-over Bid or other transaction.

A Permitted Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under a Lock-Up Bid an opportunity to at least match a higher price or value in a competing Take-over Bid or transaction (or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares and/or Convertible Securities from the agreement), so long as the limitation does not preclude the exercise by the Locked-Up Person of its right to withdraw Voting Shares and/or Convertible Securities in sufficient time to tender to the competing Take-over Bid or support the other transaction.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Common Shares or Rights, redeem the Rights at a redemption price of $0.00001 per Right (the “Redemption Price”). The Board will be deemed to have elected to redeem the Rights if a Person that has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board has waived the application of the Amended and Restated Shareholder Rights Plan, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Voting Shares, waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares.

If a redemption of Rights or the foregoing waiver is proposed prior to the Separation Time, then such redemption or waiver must be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of shareholders. If a redemption of Rights is proposed after the Separation Time, then such redemption must be approved by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders. At that meeting, each outstanding Right will represent one vote (other than Rights that are Beneficially Owned by any Person who would not be an Independent Shareholder if that person held Common Shares and Rights that have become null and void).

At any time prior to the occurrence of a Flip-in Event, the Board may, without the approval of the holders of Voting Shares or Rights, waive the flip-in provisions in respect of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares. If the Board grants such a waiver, then the provisions of the Amended and Restated Shareholder Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by any other Offeror by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted.

In addition, the operation of the Amended and Restated Shareholder Rights Plan may be waived where a Person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Voting Shares such that it is no longer an Acquiring Person.

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Amended and Restated Shareholder Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Amended and Restated Shareholder Rights Plan.

If the Board is deemed to have elected or elects to redeem the Rights as described above and, where the approval of the holders of Voting Shares or Rights is required and obtained for such redemption, as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 business days of any such election or deemed election to redeem the Rights, or within 10 business days of the requisite approval of the holders of Voting Shares or Rights, as the case may be, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

Upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Supplements and Amendments

The Company may amend the Amended and Restated Shareholder Rights Plan to correct any clerical or typographical error or, subject to the approval of holders of Voting Shares or Rights, as applicable, to maintain the validity of this Amended and Restated Shareholder Rights Plan as a result of any change in any applicable legislation, rules or regulations. After delivery to Shareholders of the Company of the applicable meeting materials and the public filing of a copy of the Amended and Restated Shareholder Rights Plan and up to five days prior to the date of any meeting of the shareholders of the Company held to approve the Amended and Restated Shareholder Rights Plan, the Company may supplement or amend the Amended and Restated Shareholder Rights Plan without the approval of holders of Rights or Voting Shares, as applicable, in order to make any changes the Board acting in good faith may deem necessary or desirable. However, if Company supplements or amends the Amended and Restated Shareholder Rights Plan without the approval of holders of Rights or Voting Shares in the manner described above, the Company shall promptly notify the Shareholders of any such change by generally disseminating a news release through a widely circulated news or wire service.

Duties of the Board

The Amended and Restated Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. When a Permitted Bid or Competing Permitted Bid is made, the Board will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered necessary or appropriate in the exercise of the directors’ fiduciary duties.

Rights Agent

The Amended and Restated Shareholder Rights Plan contains customary provisions concerning the duties, liabilities, indemnification and replacement of the Rights Agent.

Recommendation and Rights Plan Resolution

The Board has determined that the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and its Shareholders. The Board unanimously recommends that Shareholders vote FOR the resolution in respect of the Amended and Restated Shareholder Rights Plan (the “Rights Plan Resolution”), as set out below.

To be effective, the Rights Plan Resolution must be approved by a majority of votes cast by the Independent Shareholders present in person or represented by proxy at the Meeting. To the best of the knowledge of the Company, all Shareholders as of the record date of the Meeting are Independent Shareholders within the meaning of the Amended and Restated Shareholder Rights Plan. The Rights Plan Resolution, as set out below, is subject to such amendments, variations or additions as may be approved at the Meeting, and the Board may revoke the Rights Plan Resolution before it is acted upon, without further approval of the Shareholders.

Unless instructed in the form of proxy to the contrary, the management proxy nominees named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution. The Board unanimously recommends that you vote FOR the Rights Plan Resolution.

Rights Plan Resolution

“IT IS RESOLVED THAT:

1.	the continuation, amendment and restatement of the shareholder rights plan (the “Amended and Restated Shareholder Rights Plan”) of MAG Silver Corp. (the “Company”) on the terms and conditions substantially set forth in the amended and restated shareholder rights plan agreement (the “Agreement”) to be dated on or about June 22, 2022 between the Company and Computershare Investor Services Inc., as rights agent, a copy of which has been tabled at this annual and special meeting of shareholders of the Company held on June 22, 2022, or any adjournment or postponement thereof, be and is hereby consented to, ratified, confirmed and approved;

2.	the actions of the directors of the Company in adopting the Amended and Restated Shareholder Rights Plan and in executing and delivering the Agreement be and are hereby ratified, confirmed and approved; and

3.	any one director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company (whether under the corporate seal of the Company or otherwise), to execute and deliver such agreements, documents, certificates and instruments and to take such other actions as such person may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreement, document, certificate and instrument and the taking of any such action.”

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

(As Reported in Canadian Dollars)

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph the above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2021 were:

•	George Paspalas, President and CEO;

•	Larry Taddei, CFO (1);

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”);

•	W.J. (Jim) Mallory, Chief Sustainability Officer (“CSO”); and,

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”).

(1) On March 28, 2022, the Company announced the appointment of Fausto Di Trapani as CFO effective May 20, 2022. Mr. Di Trapani replaces Mr. Larry Taddei, who will step down from the CFO role at that time.

Compensation Discussion and Analysis

The Compensation and Human Resources Committee (“CHRC”) of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The CHRC designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The CHRC ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of stock options (“Options”) under the Company’s Stock Option Plan, performance share units (“PSUs”) and restricted share units (“RSUs”) pursuant to the Company’s Share Unit Plan, and in the case of NEOs, by requiring that they maintain a minimum share ownership level. This approach is based on the assumption that the Company’s Common Share price over the long-term is an important indicator of long-term performance.

The Company’s principal goal is to achieve positive outcomes for its stakeholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to both individual and corporate performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing mine development, production, exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholder interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development and funding of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the CHRC reviews compensation practices of similarly situated companies in determining the Company’s own approach to executive compensation. Although the CHRC reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO’s role within the Company. It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

The CHRC reviews and considers data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The CHRC also periodically engages an independent executive compensation consulting firm to conduct a peer group compensation analysis and provide comparative analysis of relevant industry compensation levels. Lastly, the CHRC relies on the experience of its members as officers and/or directors at other companies (as identified below under the heading Disclosure of Corporate Governance Practices – Directorships) in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the CHRC’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the CHRC from a number of external sources including the use of an independent compensation consultant. The CHRC has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions over the past several years. The CHRC engaged Lane Caputo in 2020 to provide a 2020 ‘Executive and Director Compensation Report’ (“2020 Compensation Report”). The 2020 Compensation Report established a peer group of comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in proposing a Peer Group, including companies of a similar stage of development, industry focus and range of market capitalization – all compared to the Company as at the date of the report. Based on these considerations the Company’s Peer Group for the 2020 Compensation Report was determined as the following:

Argonaut Gold Inc. Endeavour Silver Corp. Equinox Gold Corp. Fortuna Silver Mines Inc. Lundin Gold Inc. New Gold Inc.	NovaGold Resources Inc. Orla Mining Ltd. Premier Gold Mines Ltd. Pretium Resources Inc. Pure Gold Mining Inc. Sabina Gold & Silver Corp.	SSR Mining Inc. Wesdome Gold Mines Ltd. Torex Gold Resources Inc. Victoria Gold Corp.

The content of the 2020 Compensation Report was used by the CHRC in December 2020 to guide and assist them in establishing 2021 compensation levels (2021 base salary and 2021 annual incentive targets). The Peer Group is used for the benchmarking of the Company’s compensation structure and provides a proxy for the competitive market for the Company’s executive talent. However, it is not necessarily used to evaluate share price performance of the Company. The Company’s general approach is to use the Peer Group as benchmark for NEO compensation and the Market Vectors Junior Gold Miners ETF (“GDXJ”) Index for share price performance.

On an annual basis, the CHRC considers the Peer Group selection criteria used by Company’s compensation consultant in comparison to that used by various proxy advisory groups. The CHRC takes into account the following factors in making this assessment of the peer group: the stage of project development; the applicability of financial metrics for pre-cashflow projects; the geographical location of operations; and market capitalization of the various peers. As a result of this assessment, the CHRC may adjust the Peer Group from time to time.

The CHRC engaged Lane Caputo again in late 2021 to provide a 2021 ‘Executive and Director Compensation Report’ (“2021 Compensation Report”). The 2021 Compensation Report established an updated peer group of comparator companies (the “Updated Peer Group”) again reflecting the evolving business of the Company as well as the following peer group selection metrics: market capitalization and enterprise value ranging from 33% to 300% relative to that of MAG; Canadian-headquartered precious metals companies with operations in the Americas; a joint venture business strategy where possible; and, in construction/commissioning or early-stage production where possible. Based on these considerations the Company’s Updated Peer Group for the 2021 Compensation Report was determined as the following:

Alamos Gold Inc. Argonaut Gold Inc. Aya Gold & Silver Inc. Endeavour Silver Corp. Equinox Gold Corp.	Fortuna Silver Mines Inc. Lundin Gold Inc. New Gold Inc. Orla Mining Ltd. Pretium Resources Inc.	Pure Gold Mining Inc. SilverCrest Metals Inc. Torex Gold Resources Inc. Victoria Gold Corp. Wesdome Gold Mines Ltd.

The 2021 Compensation Report was used as an additional reference point by the CHRC in determining 2021 annual NEO incentives, and 2022 compensation levels (base salary, annual incentive targets and equity incentive grant levels).

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance Shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. The basic components of the Company’s NEO compensation program are:

•	Base (fixed) salary in the case of NEOs other than the CXO;

•	Daily (fixed) rate in the case of the CXO;

•	Annual incentives (cash bonus); and

•	Long-term, equity-based incentives (Options under the Company’s Stock Option Plan, and PSUs and RSUs under the Company’s Share Unit Plan).

Base salary (and daily rate for the CXO) comprises a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity-based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s Common Shares relative to the market and peer common share performance.

The CHRC meets two to three times per year (or more often as required, and in 2021 met three times) to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the CHRC, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. As a guiding philosophy, the CHRC aims to keep the base salary of NEOs competitive, while at the same time maintaining a goal to keep the majority of their compensation at risk (see 2021 NEO Total Compensation Mix below) to better align their interests with those of Shareholders.

The CHRC, utilizing the 2021 Compensation Report along with other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive compensation levels.

2021 Base Salary

Effective January 1, 2021, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 1.1% reflective of a cost of living/inflation increase, and Messrs. Taddei and Curlook were awarded an additional increase of 0.5% each, as discretionary increases. As in prior years, Dr. Megaw continues to be remunerated on a fixed daily rate basis (see Daily Rate (CXO) below).

2022 Base Salary

Effective January 1, 2022, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 6.3%, 6.4% and 6.0% respectively, reflective of a cost of living/inflation increases. Mr. Mallory was hired effective October 15, 2021 at an initial annual base salary of $300,000 which was subsequently adjusted to $330,000 effective April 1, 2022. Dr. Megaw continues to be remunerated on a fixed daily rate basis in 2022 (see Daily Rate (CXO) below).

Daily Rate (CXO)

Dr. Peter Megaw has provided exploration services to the Company since its inception and has been the Company’s CXO since June 2014. He provides the Company with the overall management and oversight of the Company’s exploration programs, and along with his team, Dr. Megaw developed the geologic concepts that led to the discovery and the Company’s acquisition of its interest in the Juanicipio joint venture project in Zacatecas State, Mexico (the “Juanicipio Project”).

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc., (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered. Effective January 1, 2021, Dr. Megaw’s daily rate was increased by approximately 1.3% from US$1,450 to US$1,470, reflective of a cost of living/inflation increase. The Company believes that this daily rate is consistent with industry standard rates for such services. Effective January 1, 2022, Dr. Megaw’s daily rate was increased by approximately 6.1% from US$1,470 to US$1,560, reflective of a cost of living/inflation increase. As Dr. Megaw only charges for days worked, the amount of annual compensation for his daily work, will vary based on the number of days invoiced to the Company. In 2021, Dr. Megaw invoiced the Company for 198 days, as compared to 221 days in the prior year.

As the fees paid to IMDEX are also considered ‘related party transactions’ for financial reporting purposes, the Audit Committee also reviews the quarterly fees paid to Dr. Megaw through IMDEX, as part of their mandate to review and oversee all related party transactions.

Annual Incentives

In order to motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses paid to each NEO based in part on the Company’s success in reaching its objectives, and in part on each individual’s specific performance.

In prior years, the annual cash bonus as determined under the incentive plan, was typically paid in December of each year. In late 2021 the CHRC looked at common industry practices and concluded it wanted better visibility on full year results before making cash bonus payments. As a result, future cash bonus payments will be made on an annual basis subsequent to the approval of year-end operating results. As a transition to this new timeline for incentive plan payments, for the 2021 year end, an initial bonus payment of 50% of target bonus was paid in December 2021, with the final determination and remaining payment made in April 2022.

The framework for the 2021 bonus determinations included the following key elements:

•	A target bonus (as a percentage of base salary, and in the case of the CXO as a percentage of expected annual charges) was set for each NEO;
•	Each target bonus would be evaluated and determined based upon a combination of performance by each individual against previously agreed to individual performance objectives (“IPOs”) and performance of the overall Company against previously agreed to corporate performance objectives (“CPOs”);
•	In the case of the CEO, the majority of the weighting relevance (75%) is based on the evaluation against CPOs, with only 25% based on an evaluation against IPOs; and
•	The weighting relevance of IPOs and CPOs for each of the other NEOs was set at 50% and 50% respectively.

The IPOs and CPOs have generally been qualitative in nature given the exploration and development stage of the Company to date. However, as the Company’s main asset (the Juanicipio Project) transitions to commercial production, quantitative factors are also being introduced into the IPOs and CPOs. The NEOs had the opportunity to provide input into establishing their respective IPOs before they were finalized early in 2021.

The key 2021 IPOs for the NEOs included:

CEO:

1.	Review and implement management structure and practices that will effectively enable MAG to participate and review all aspects of the Juanicipio Project as ramp-up and production are established;
2.	Work towards formalizing the Finance Committee and the Health and Safety Committee at the Juanicipio operating level; and
3.	Address onboarding requirements for newly appointed officers and directors.

CFO:

1.	Be an integral part of analyzing financing alternatives for the Company (with respect to dilution, cost of capital, ability to service, etc.) to provide an optimized balance sheet to realize commercial production at Juanicipio and to facilitate funding for the other initiatives the Company is pursuing;
2.	Develop and grow the relationship and interactions with Fresnillo’s finance and legal teams;
3.	Co-lead, along with the CEO and CXO, the onboarding of the new Officers and new independent directors; and
4.	Lead the financial and administration oversight of the Company’s other (non-Juanicipio) exploration assets.

CXO:

1.	Work with the Fresnillo exploration team, and in particular, the new Fresnillo Vice President, Exploration to ensure well planned and expanded exploration targets on the whole Juanicipio Project;
2.	Advancing the Deer Trail geological theory through project exploration, with focus on tracing the manto zone back towards its source;
3.	Marketing of the exploration upside at both the Juanicipio Project and at the Deer Trail Project; and
4.	Mentor MAG’s other exploration personnel, with emphasis on technical proficiency and commitment to corporate social responsibility.

CSO:

As Mr. Mallory was only hired as CSO effective October 15, 2021, the performance period was insufficient to provide numerous meaningful IPOs. Rather, the 2021 IPO for Mr. Mallory for the fourth quarter of 2021 was to establish a plan for 2022 to address and improve the Company’s ESG (as defined below) third-party ratings.

VP Investor Relations:

1.	As the Juanicipio Project transitions into production, re-position the image of the Company to investors as a ‘producer’ and guide the market towards commercial production;
2.	Maintain and advance investor interest in the exploration part of the business for both the Juanicipio Project and the Deer Trail Project;
3.	Assess, develop and execute an investor communication and outreach program with respect to the Company’s ESG initiatives;
4.	Continue to develop and maintain a full spectrum of global investors and nurture our strong relationships within the analyst community; and
5.	Constantly improve engagement with both external and internal stakeholders of the Company.

The CEO reviews the performance of the CFO, CXO, CSO and VP Investor Relations and provides feedback and bonus recommendations to the CHRC based on his assessment of each NEO’s performance and achievement of key performance indicators. The CHRC can then choose to accept, reject or modify the bonus recommendations provided by the CEO.

The performance evaluation of the CEO, including performance against CPOs and IPOs, is part of the CHRC mandate, which reports its recommendation to the Board with respect to the CEO’s annual incentive amount.

2021 CPOs and Weighting Relevance

CPOs are set annually and approved by the Board, based on recommendations by the CHRC. The 2021 CPOs and their relative weightings with respect to an overall CPO performance evaluation were predefined in early 2021 and focused primarily on ensuring progress related to the continued advancement of the Company’s principal project (the 44% owned Juanicipio Project), ESG initiatives and maintaining an adequate plan and treasury for the Company to fund such advancement (see 2021 Bonuses – Corporate Performance Objectives below).

The above IPO and CPO framework allows the CHRC to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.

Where the CHRC cannot unanimously agree, the matter is referred to the full Board for a decision. The Board relies heavily on the recommendations of the CHRC in granting annual incentives.

Incentive Compensation and Measurements of Performance

The targeted bonus amounts for each year are pre-determined by the CHRC based on an assessment of compensation levels within the Company’s Peer Group and on other market research using other data available to the CHRC. The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary and in the case of the CXO as a percentage of expected annual charges. The percentage increases with the level of responsibility and ability of the individual to affect the Company’s performance.

Based on the recommendations from the CHRC, the Board approves targeted annual incentives for all NEOs for each financial year. The following were the bonus targets established in 2021 for each NEO.

NEO	2021 Bonus Target (% of Base Salary)	2021 Target Bonus ($)
George Paspalas – CEO	100%	602,000
Larry Taddei – CFO	50%	157,000
Peter Megaw – CXO (1)	50% (1)	182,956 (1)
Jim Mallory – CSO (2)	50% (2)	37,500 (2)
Michael Curlook – VP Investor Relations	40%	86,000

(1) Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of 366,000 (US$288,000).

(2) Mr. Mallory was appointed CSO on October 15, 2021, and his bonus target was prorated to 50% of three month’s salary. Although he was only CSO for 2.5 months, the CHRC prorated his bonus target over a full 3 months given Mr. Mallory worked for the Company in a similar capacity as a consultant prior to his CSO appointment on October 15, 2021.

Each NEO target bonus is evaluated at the end of the year by the CHRC based upon a review of both:

i.	the performance by each individual other than the CEO against the previously agreed upon IPOs; and

ii.	the performance of the overall Company and CEO against previously agreed upon CPOs.

The actual bonus payout is then based on the multiplication of individual target bonus by IPO and CPO weightings and achievement scores. The Board and CHRC retain the discretion and have the ability to increase or decrease actual bonus payments as they consider appropriate in certain circumstances where the attainment of objectives does not fully reflect the performance of the NEO. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project, the Company’s main asset, are heavily co-dependent on the actions of Fresnillo plc (its joint venture partner and Juanicipio Project operator) (“Fresnillo”).

2021 Bonuses – Individual Performance Objectives

With respect to the 2021 NEO IPOs, the CHRC and the Board concluded that the CEO, CFO, and VP Investor Relations all broadly met the majority of their 2021 target IPOs, while the CXO generally met all of his 2021 target IPOs. The CHRC and the Board also used their available discretion to decrease the achievement ratings and bonus payment given a commissioning delay announced in the fourth quarter of 2021 related to the processing plant electrical hook up.

With respect to the 2021 CSO IPOs, as noted above, with Mr. Mallory’s hiring effective October 15, 2021, the performance period was insufficient to provide numerous meaningful IPOs to assess performance against. Rather, Mr. Mallory was given an IPO rating equivalent to the average of the IPOs of all the other NEOs.

The NEO assessments of 2021 IPOs reflect the following key milestones:

•	On the Juanicipio Project development front, worked with the operator, Fresnillo, to further develop and advance the plant construction where it is ready to commence commissioning once connected to the national power grid.

•	Worked with Fresnillo, to expand the campaign processing rate (originally targeted at 16,000 tonnes per month) to an average of 37,983 tonnes per month in the fourth quarter of 2021.

•	Expanded the working relationship with Fresnillo around ESG and around financial planning and reporting with the Fresnillo accounting team.

•	The Company closed a bought deal share offering and issued 2,691,000 Common Shares at US$17.15 per share for gross of US$46.1 million.

•	On the Juanicipio exploration front, achieved alignment and agreement with Fresnillo on identified drill targets on other parts of the joint venture property and started the permitting process for other key targets within the Juanicipio concession boundaries.

•	Phase I drilling at the Deer Trail Project successfully fulfilled all three of its planned objectives, and Phase II drilling commenced in the second half of 2021 utilizing directional drilling.

Based upon the recommendations of the CHRC, the Board approved the following NEO IPO achievement scores, which were then used in the 2021 bonus determination:

NEO	IPO Performance Achieved	Predetermined Weighting of IPOs for Bonus Determination
George Paspalas – CEO	94%	25%
Larry Taddei – CFO	92%	50%
Peter Megaw – CXO	98%	50%
Jim Mallory – CSO	95% (1)	50%
Michael Curlook – VP Investor Relations	94%	50%

(1) As Mr. Mallory was only hired as CSO effective October 15, 2021, the performance period was insufficient to properly assess his IPO rating, and consequently, the CHRC gave Mr. Mallory a rating equivalent to the average of the IPOs of all the other NEOs.

2021 Bonuses – Corporate Performance Objectives

With respect to 2021 CPOs, which also dictate the majority (75%) of the CEO’s performance evaluation, the CHRC recommended, and the Board approved, an overall CPO bonus achievement mark of 94%, which was applied to all NEOs, subject to each NEOs’ relative weightings. This CPO achievement mark was determined through an evaluation of performance against the CPOs as outlined below.

CPO	Weighting	CPO Score Value
Influence safety emphasis at the Juanicipio Project and ensure safety performance is properly addressed and measured, both by analyzing lagging safety indicators and visible use of pro-active and forward-looking safety tools.	10%	12%
Establish an ESG reporting and disclosure approach for MAG, and develop ESG related priorities and corporate policies.	10%	10%
Ensure that MAG’s share of construction funding until cashflow positive can be met by MAG without further equity dilution.	10%	8%
Establish a framework and capital structure to accommodate future repatriation of funds from Mexico to Canada.	10%	8%
Involvement and influence in the development of the Juanicipio Project, including achieving various operational milestones, as the project is advanced.	20%	17%
Successful processing of mineralized underground development material through the Fresnillo plant.	5%	8%
Company’s influence on other Juanicipio activities, including exploration on other non-Valdecañas target(s)	15%	18%
Completion of Phase I drill program at Deer Trail, and with results to justify the need to obtain follow up drill permits for Phase II in 2021	10%	10%
Other exploration project advancement(s)	10%	3%
Total CPOs and Achievement	100%	94%

The CPO weighted cumulative achievement score and relative weighting, used in the 2021 bonus determination, can hence be summarized as follows:

NEO	CPO Performance Achieved	Weighting of CPOs for Bonus Determination
George Paspalas – CEO	94%	75%
Larry Taddei – CFO	94%	50%
Peter Megaw – CXO	94%	50%
Jim Mallory – CSO	94%	50%
Michael Curlook – VP Investor Relations	94%	50%

Combining the above overall IPO and CPO assessments, the resulting 2021 bonus incentives paid were as follows for each of the NEOs:

NEO	Target Bonus ($)	Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	602,000	94.0%	565,880
Larry Taddei – CFO	157,000	93.0%	146,010
Peter Megaw – CXO (1)	182,956	96.0%	175,638 Paid US$ 138,818 (1)
Jim Mallory – CSO (2)	37,500 (2)	94.5%	35,438 (2)
Michael Curlook – VP Investor Relations	86,000	94.0%	80,840

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus is paid in US$ through IMDEX Inc., a Company in which Dr. Megaw is a principal.

(2) Mr. Mallory was appointed CSO on October 15, 2021, and his bonus target was prorated to 50% of three month’s salary. Although he was only CSO for 2.5 months, the CHRC prorated his bonus target over a full 3 months given Mr. Mallory worked for the Company in a similar capacity as a consultant prior to his CSO appointment on October 15, 2021.

Long-Term Compensation

The Company has three equity-based compensation plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the Deferred Share Unit Plan (“DSU Plan”) (collectively the “Equity Incentive Plans”). The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, NEOs and other employees, and are summarized commencing on page 53 of this Information Circular.

The CHRC believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company not yet in commercial production, the Equity Incentive Plans also allow the Company to provide incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing development and exploration activities.

The CHRC approaches grants under the Equity Incentive Plans by taking into account a number of factors: the amount and term of previously granted equity incentives; the level of equity compensation granted by comparable companies for similar levels of responsibility; and it considers each executive officer or employee based on their own observations of individual performance (where possible) and their assessment of each individual’s contribution to Shareholder value and the objectives set out for the executive officers.

•	As a guiding philosophy, the CHRC aims to keep approximately 50% of NEO equity grants performance based, with the balance being time retention based.

The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the CHRC also considers the grant in terms of other factors including:

₋	The ‘Fair Value’ of each grant:

o	for Options using the Black-Scholes-Merton (“Black Scholes”) option/share pricing model;

o	for PSUs, RSUs and DSUs, using the fair market value of the Common Shares on the date of grant;

₋	The absolute number of Options/share units being granted; and

₋	The percentage of total outstanding shares represented by the grant or ‘burn rate.’

Each of the above attributes is compared against the Peer Group analysis provided in the 2021 Compensation Report in order to evaluate the percentile range within which each grant falls.

Long-Term Equity-Based Grants with respect to 2021

Since the adoption of the Share Unit Plan, the CHRC has transitioned the long-term equity incentive grants to a blend of both Options granted under the Stock Option Plan and PSUs and RSUs granted under the Share Unit Plan. The granting of PSUs as a significant portion of the long-term equity incentives, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a significant portion of their compensation is aligned with the returns achieved by Shareholders.

In prior years, grants under the Equity Incentive Plans were typically granted to NEOs annually in December of each year, subject to the imposition of trading black-out periods, the last grant being December 8, 2020 in respect of the 2020 fiscal year. In late 2021, the CHRC reviewed common industry practices, and decided that a transition from granting equity incentives in December of a fiscal year to early in the next fiscal year better reflected typical market practice. As a result, the CHRC did not recommend a grant in December 2021 and instead, future grants under the Equity Incentive Plans will be made on an annual basis on this updated timeline. In alignment with the CHRC’s decision, equity incentive grants were made to NEOs on April 6, 2022 in respect of the 2022 fiscal year.

The NEO long-term equity grant relating to 2021 was as follows:

	Option Based Awards (1)		Share-based Awards (1)		Total (1)
Name	Stock Options Granted	Value	PSUs Granted	Value	Value
	(#)	($)	(#)	($)	($)
George Paspalas – CEO	-	$ -	-	$ -	$ -
Larry Taddei – CFO	-	$ -	-	$ -	$ -
Peter Megaw – CXO	-	$ -	-	$ -	$ -
Jim Mallory – CSO (2)	50,000 (2)	430,500 (2)	-	$ -	430,500 (2)
Michael Curlook – VP Investor Relations	-	$ -	-	$ -	$ -

(1) As notebove, the CHRC did not recommend an annual equity incentive grant in 2021. The 2021 grant was deferred to April 2022, as previously described.

(2) Jim Mallory was appointed CSO on October 15, 2021 and was granted 50,000 Options as an incentive to join the Company. The Options were granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. The grant date ‘fair value’ of the Options on December 1, 2021 was estimated at $8.61 per Option, and was determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada as at the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

Vesting of 2021 Long-Term Equity Grants

None of the above Options awarded to Mr. Mallory in 2021 had any immediate vesting, reflecting the intent to provide longer-term incentive-based compensation. The above Options vest 1/3 in 12 months (1 year) from December 1, 2021, 1/3 in 24 months (2 years) from December 1, 2021, and 1/3 in 36 months (3 years) from December 1, 2021. The only other equity incentive grant made in 2021, to a non-NEO, also had no immediate vesting, with provisions ranging from 12 to 36 months for vesting.

Non-Vesting of a portion of PSUs issued in 2018

For the fiscal year ended December 31, 2018, 91,406 PSUs were granted to NEOs and other employees under the Company’s Share Unit Plan. The PSUs were performance-based awards, the vesting of which was contingent upon the Company’s relative TSR performance over a three-year performance period, relative to the TSR performance of the GDXJ Index. The Company’s TSR performance over the three-year performance period ended April 12, 2022 was as follows:

2018 PSU Grant	Performance Period 3 years’ ended April 12, 2022 TSR of:	Relative Performance	PSUs Vested(1)	PSUs Forfeited
MAG Silver Corp.	53.0%	108.9%	96.92%	3.08%
GDXJ Index	48.7%	100.0%	n/a	n/a

(1) In order to vest at 100% the Company was required to achieve a relative performance of 110% compared to the GDXJ Index. Based on the calculation formula in the PSU agreements, at 108.9% relative performance, the percentage of PSUs vesting was determined at 96.92%.

The forfeited and canceled PSUs with respect to the NEOs included: 859 for Mr. Paspalas; 470 for Mr. Taddei; 745 for Dr. Megaw and 183 for Mr. Curlook (n/a for Mr. Mallory).

Annual Burn Rate of the Equity Compensation Plans

The following sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards have assuming that each is paid out in Common Shares of the Company:

Yr	Share Unit Awards Granted (Burn Rate) (1)				DSUs Granted (2) (Burn Rate) (1)	Stock Options Granted (Burn Rate) (1)	Weighted Average Common Shares Outstanding
	RSUs	PSUs (0.5x) (3)	PSUs (1x) (3)	PSUs (1.5x) (3)
2021	10,000 (0.01%)	- (0%)	- (0%)	- (0%)	60,031 (0.06%)	100,000 (0.10%)	95,181,258
2020	- (0%)	52,346 (0.06%)	62,815 (0.07%)	73,284 (0.08%)	72,570 (0.08%)	231,055 (0.25%)	91,108,622
2019	49,063 (0.06%)	69,950 (0.08%)	83,940 (0.10%)	97,930 (0.11%)	74,636 (0.10%)	416,448 (0.48%)	86,142,539

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year.

(2) DSUs granted include DSUs granted in lieu of retainer and meeting fees for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to a Market Price performance factor, resulting in a PSU vesting distribution range in 2019 and 2020 from 50% to 150%. A PSU multiplier of 0.5 times, 1 times, and 1.5 times, has therefore been assigned to the PSUs for these three years, to reflect the possible range of ultimate PSUs that will vest.

The total annual burn rate of all the combined equity awards granted in each year 2021, 2020 and 2019 is:

•	assuming PSUs vest at the 0.5 times multiple: 0.18%, 0.39 and 0.72% respectively;
•	assuming PSUs vest at the 1 times multiple: 0.18%, 0.40%, and 0.73% respectively; and,
•	assuming PSUs vest at the 1.5 times multiple: 0.18%, 0.41% and 0.74% respectively.

2021 NEO Total Compensation Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

Summarizing the NEO total 2021 compensation by category provides the following analysis of compensation considered not at-risk and at risk:

NEO	Not at-Risk Compensation		At-Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long-Term Equity-based awards (1) ($)%		Total at-Risk (%) (b)+(c) /	Total Compensation ($)
	(a)		(b)		(c)		(a)+(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	602,000	52	565,880	48	-	-	48	1,167,880
Larry Taddei CFO	314,000	68	146,010	32	-	-	32	460,010
Peter Megaw CXO	366,000 (2)	68	175,638 (2)	32	-	-	32	541,638
Jim Mallory (3) CSO	62,500 (3)	12	35,438 (3)	7	430,500 (4)	81	88	528,438 (3)
Michael Curlook VP Investor Relations	215,000	73	80,840	27	-	-	27	295,840

(1) As noted above in ‘Long-Term Equity-Based Grants with respect to 2021’ no annual equity grant was made for 2021 under the Company’s Equity Incentive Plans.

(2) Dr. Megaw is remunerated in US$ under the FSA based on the number of days worked as described above. Actual fees and bonus paid to Dr. Megaw under the FSA in 2021 were US$291,060 and US$138,818.

(3) Mr. Mallory was appointed CSO on October 15, 2021 at an annual salary of $300,000 and his salary above reflects the period from October 15, 2021 to December 31, 2021, and his annual bonus was pro-rated accordingly for a three-month period. The amount paid to a Company owned by Mr. Mallory for services rendered as a non-NEO prior to his appointment as CSO on October 15, 2021, have been excluded from the above analysis which is intended to reflect compensation at the direction of the CHRC. However, the fees paid to Mr. Mallory’s company for services from January 1, 2021 to October 17, 2021 (totaling $196,590) have been included in the Summary Compensation Table below, intended to capture all compensation paid to the NEO in the year.

(4) Mr. Mallory was granted 50,000 Options as an incentive to join the Company as described above.

Base salary (and the equivalent daily rate for the CXO) comprise only a portion of the total annual cash-based compensation that a NEO is paid. Under the CHRC’s philosophy, base salary would typically only represent a minority of the total compensation paid to a NEO in any given year. Non-equity annual incentives and long-term equity-based compensation, would typically represents the majority of each NEO’s compensation, and would be considered “at-risk” compensation and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; (iii) the market performance of the Company’s Common Shares, relative to the market and to the Peer Group; and (iv) the attainment of various performance milestones. For 2021, because no equity incentives were granted to the NEOs, as discussed above, the at-risk component appears less significant.

Executive Compensation Recovery or “Claw back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s Executive Compensation Recovery Policy (the “Recovery Policy”) was adopted in 2017 by the Company, which provides for the right to recover performance-based compensation from the CEO, the CFO or any other officer of the Company that has engaged in fraud, theft, embezzlement, serious misconduct or negligence (collectively, “Misconduct”) irrespective of whether it directly caused or directly contributed to the need for a material restatement (a “Material Restatement”) of the Company’s financial results in order to comply with applicable securities laws.

The Recovery Policy is administered by the independent members of the Board and any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered (i) if the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct of an officer of the Company directly contributed to the need for such Material Restatement; or (ii) in the event an officer of the Company has engaged in Misconduct, irrespective of whether there was a Material Restatement.

Within three months of the discovery of a Material Restatement or Misconduct, the Board may, subject to applicable laws and the terms and conditions of any compensation plans, (i) seek recovery from such officer of the portion of performance-based compensation awarded to the officer during the 24 month period preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”), that is greater than the compensation that the officer would have been awarded had such compensation been calculated on the basis of the restated financial results (the “Attributable Portion”), in the case of incentives based on the Company’s financial performance; and (ii) cancel the Attributable Portion of any unvested equity compensation securities or claw back the Attributable Portion of any vested and unexercised equity compensation securities that are outstanding on the Restatement Date that were awarded to an officer during the 24 month period preceding the Restatement Date and require that the officer repay the Attributable Portion of the after-tax amount of any gain on the exercise or settlement of any equity compensation securities exercised or settled within 12 months from the end of the financial period subject to the financial restatement.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors). The plan was adopted to provide security to all employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage as of December 31, 2021 includes extended health and dental benefits, limited long-term disability insurance, $50,000 of life insurance, $25,000 of critical illness insurance, and an employee assistance plan. Dr. Megaw does not participate in group insurance benefits.

Risks Related to Compensation Policies and Practices

The Company is a development and exploration stage company, with its main asset (where the Company is the non-operator) expected to achieve commercial production in the second half of 2022. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, project development activities, and progress towards commercial production) which are subject to either considerable external review and assessment that is independent of the Company’s NEOs, or subject to the project operator’s performance. As such, the CHRC considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The CHRC has also reviewed the policies and practices of the Company and believes that such policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:

•	The compensation mix typically has both fixed components (base salary and group insurance benefits) and at-risk components (annual incentive payments and long-term incentives, including equity incentive grants);
•	The CHRC and Board have ultimate authority to determine compensation provided to each of the NEOs;
•	The CHRC, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and regularly engages independent compensation consultants on an as needed basis, which have assisted the CHRC in reviewing executive compensation;
•	The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as both qualitative and discretionary factors;
•	Equity-based awards are all recommended by the CHRC and approved by the Board; and
•	The Board approves the compensation for all NEOs.

As of the date of this Information Circular, the CHRC has not identified any risks arising from the Company’s policies and practices that could encourage a NEO or other employee to take inappropriate or excessive risks.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s Stock Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company; and

•	buying a “put option” giving the holder an option to sell securities of the Company.

Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the GDXJ Index, each for the five-year period ended December 31, 2021.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry.

The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

A NEO Compensation Index has been created and added the graph, allowing the reader to assess changes in total NEO compensation, relative to the analysis of Shareholder returns.

Note: Sourced from Bloomberg. Cumulative total Shareholder return assuming dividend reinvestment

	2016	2017	2018	2019	2020	2021
MAG Silver (1)	100.00	105.01	67.66	103.79	176.32	134.17
S&P/TSX Composite Index (1)	100.00	109.08	99.39	122.14	128.99	161.43
GDXJ (1)	100.00	100.79	97.51	130.43	167.30	130.52
NEO Compensation Index (1)	100.00	95.13	98.58	124.36	109.30	69.51

(1) Assuming an investment of $100 on December 31, 2016, with a MAG share price of $14.78/share, the TSX S&P index at 15,288 and the GDXJ Index at 31.55 with all dividends reinvested, and a 2016 NEO compensation base year total of 4,306,782.

Comparison of Cumulative Total Return

From December 31, 2016 to December 31, 2021, the share price of the Company increased by 34.17%, compared to an increase in the S&P/TSX Composite Index of 61.43% and an increase in the GDXJ Index of 30.52% during the corresponding five-year period. During this period in which the Company outperformed the GDXJ but underperformed the S&P/TSX Composite Index, the aggregate compensation of all individuals acting as NEOs decreased by 30.49%. The decrease in aggregate compensation for all NEOs for the 2021 fiscal year can be primarily attributed to the fact there was no annual equity incentive grant in 2021, although annual incentive payments for 2021 were also lower year over year, due to the CHRC’s below-target assessment of 2021 CPOs and NEO IPOs.

The NEO compensation is not solely correlated with share price market performance. In determining overall compensation, the CHRC also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, the Company’s joint venture partner, Fresnillo, is the operator of the Company’s 44% interest in the Juanicipio Project and the Company is reliant on them to a large extent to advance the project in a timely and efficient fashion.

The Company’s primary asset, its 44% interest in the Juanicipio Project, has been significantly advanced in the last five years and significant net asset value has been created, which correlates to increased Shareholder returns.

Compensation Governance

CHRC – Members and Skills

The Company’s CHRC consists of three independent directors. As at the date of this Information Circular, the members of the CHRC were Tim Baker (Chair), Jill Leversage and Dale Peniuk. As discussed above under the heading Compensation Discussion and Analysis, the CHRC is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2021, the CHRC held three meetings, all of which had full attendance although Mr. Peniuk was appointed to the Board on August 3, 2021 and was only a member of the CHRC for two of the three meetings, both of which he attended. In connection with its mandate, the CHRC keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

The members of the CHRC have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the CHRC obtains input from independent outside compensation consultants when necessary. The relevant experience of the current CHRC members is summarized below.

Tim Baker (Chair)

•    Mr. Baker has substantial experience in operating international mines and projects, most recently as Executive Vice President and Chief Operating Officer of Kinross Gold. Mr. Baker is currently a director of Triple Flag Precious Metals and RCF Acquisition Corp. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.

•    In his capacity as a director, Mr. Baker currently serves on the Compensation and ESG Committee of Triple Flag Precious Metals and has served on a number of other Compensation Committees, including Antofagasta PLC, where he served as Chair of the Compensation Committee for eight years, and Sherritt International.

Jill Leversage

•    Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals Inc., RE Royalties Ltd., Insurance Corporation of BC and the Vancouver Airport Authority.

•    In her capacity as a director, Ms. Leversage currently serves on the Compensation Committee of RE Royalties Ltd. and as Chair of the Audit Committee of Aurinia Pharmaceuticals Inc., where she has an oversight role in the valuation of the share compensation component of management’s compensation. As former Chair of the Board of CMAIO, Ms. Leversage was involved with the development of KPIs and ratings for the CEO and his management team.

Dale Peniuk

•    Mr. Peniuk is currently a board member of Lundin Mining Corp., Argonaut Gold Inc. and Kuya Silver Corp., and has been on the board of numerous other Canadian public mining companies since 2006.

•    In his capacity as a director, Mr. Peniuk has served on the Compensation Committees of numerous companies, including currently serving on the Compensation Committees Lundin Mining, Argonaut Gold and Kuya Silver, as well as the Compensation Committee of Capstone Mining until March 2022.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Statement of Executive Compensation section commencing on page 22 of this Information Circular.

The CHRC determines director compensation with reference to Board compensation of comparably sized Canadian companies – see the discussion on Director Compensation commencing on page 49 of this Information Circular.

Responsibilities, Powers and Operation of the CHRC

The Board has established a CHRC for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers, and human resources policies for executive officers.

In fulfilling its responsibilities, the CHRC is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Stock Option Plan, Share Unit Plan, and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations.

The CEO may be asked to attend the CHRC’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The CHRC periodically engages an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. The independent compensation firm that has been regularly engaged since 2010, has been Lane Caputo. When engaged, their mandate has been to assist the CHRC by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the CHRC with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development (see Comparator Group above under Compensation Discussion and Analysis).

The CHRC considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during 2021 and 2020.

Service Provided	Fiscal Year 2021	Fiscal Year 2020
Compensation Reports	$29,000	$36,000
Other services	Nil	Nil

The CHRC is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the CHRC in all engagements undertaken.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity Incentive Plan compensation Annual incentive plans (4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO	2021	602,000	Nil (5)	Nil (5)	565,880	Nil	1,167,880
	2020	595,500	375,000	375,000	619,320	Nil	1,964,820
	2019	578,000	617,137	375,000	604,000	Nil	2,174,137
Larry Taddei CFO	2021	314,000	Nil (5)	Nil (5)	146,010	Nil	460,010
	2020	309,000	250,000	250,000	147,548	Nil	956,548
	2019	300,000	341,068	220,000	162,000	Nil	1,023,068
Peter Megaw CXO (6)	2021	366,000 (6)	Nil (5)	Nil (5)	175,638 (6)	Nil	541,638
	2020	432,036 (6)	325,000	325,000	235,474 (6)	Nil	1,317,510
	2019	353,400 (6)	446,068	325,000	200,000 (6)	Nil	1,324,468
Jim Mallory CSO (7)	2021	62,500 (7)	Nil (5)	430,500 (5)	35,438 (7)	196,590 (8)	725,028
	2020	n/a	n/a	n/a	n/a	24,000 (8)	24,000
Michael Curlook VP Investor Relations	2021	215,000	Nil (5)	Nil (5)	80,840	Nil	295,840
	2020	211,500	85,000	85,000	87,138	Nil	468,638
	2019	205,000	120,356	80,000	85,000	Nil	490,356

(1)	Share based awards consist of RSUs and PSUs granted under the Company’s Equity Incentive Plans as described above under Long-Term Compensation, with the grant date ‘fair value’ determined using the fair market value of the Common Shares on the date of grant. The share price on the date of grant is the best fair value estimate available for these grants.

(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)	All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflect the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).

(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus earned for the noted fiscal period ended December 31, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year (as more fully described on page 29 under Incentive Compensation and Measurements of Performance above).

(5)	As noted above in ‘Long-Term Equity-Based Grants with respect to 2021’ no annual equity grant was made for 2021 under the Company’s Equity Incentive Plans. The one exception was an Option grant made to Jim Mallory as an incentive to join the Company in late 2021.

(6)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$291,060 in 2021 ($320,450 in 2020 and US$268,100 in 2019) converted to Canadian dollars at an average rate of 1.2597 in 2021 (1.3482 in 2020 and 1.3182 in 2019), and a bonus of US$138,818 in 2021 (US$183,849 in 2020 and US$151,500 in 2019) converted to Canadian dollars at an exchange rate of 1.2652 in 2021 (1.2808 in 2020 and 1.3201 in 2019). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.

(7)	Mr. Mallory was appointed CSO on October 15, 2021, and his salary and non-equity incentive for 2021 was prorated accordingly.

(8)	Paid to a Company owned by Mr. Mallory for services rendered as a non-NEO prior to his appointment as CSO on October 15, 2021.

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

CEO Total Direct Compensation - 5-year Review

The following table illustrates the alignment between CEO pay and Shareholder value. The table compares the current value of total direct compensation awarded to the Company’s CEO over the past five years to a comparable measure of the value received by Shareholders over the same period.

Fiscal Year	Total CEO Direct Compensation Awarded (1) ($)	Total Direct Compensation Realized and Realizable at December 31, 2021 (2) ($)	Value on December 31, 2021 as a percentage of value at the time of award (3) (%)	Shareholder Value (4) ($)
2017	1,687,701	2,086,707	124	127
2018	1,724,397	2,193,202	127	125
2019	2,174,137	2,520,177	116	192
2020	1,964,820	1,559,565	79	132
2021	1,167,880	1,167,880	100	71
Average			109	129

(1) Mr. George Paspalas’ was appointed CEO (and Director) of the Company on October 15, 2013. Mr. Paspalas does not receive any additional compensation for his directorship services, and all his compensation is reflected here (including base salary, annual non-equity incentives, and equity grants valued at ‘fair value’ as at date of grant).

(2) Includes base salary, annual non-equity incentives, and equity grants (both vested and those currently unvested) valued at market value as at December 31, 2021 for equity instruments still held, and the realized value if previously realized.

(3) Value of total CEO direct compensation measured on December 31, 2020 as a percentage of his total direct compensation as intended in the year of the award.

(4) Cumulative value as at December 31, 2021 of $100 invested in shares on January 1 in the award year, including dividends reinvested, if any.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2021 and their market value as of the same date. Unless otherwise noted, the Option-based awards were fully vested as at December 31, 2021.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the Option.

•	Share-based award value is calculated based on the closing market price of a Company share on December 31, 2021.

•	The closing price of the Company’s shares on the TSX on December 31, 2021 was $19.83.

	Option-based Awards				Share-based Awards (5)
Name (a)	Number of securities underlying unexercised Options (#) (b)	Option exercise price ($) (c)	Option expiration date (m/d/year) (d)	Value of unexercised in-the-money Options ($) (e)	Number of shares or units of shares that have not vested (6) (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
George Paspalas	88,028	13.46	04/12/2024	560,738	70,278	1,393,613	790,939
	87,209 (1)	14.98	02/26/2025	422,964	n/a	n/a	n/a
	46,353 (3)	21.57	12/08/2025	-	n/a	n/a	n/a
Larry Taddei	16,041	13.46	04/12/2024	102,181	41,506	823,064	-
	34,108 (2)	14.98	02/26/2025	165,424	n/a	n/a	n/a
	30,902 (3)	21.57	12/08/2025	-	n/a	n/a	n/a
Peter Megaw	68,421	13.91	12/5/2022	405,052	60,907	1,207,786	245,238
	76,291	13.46	04/12/24	485,974	n/a	n/a	n/a
	75,581 (1)	14.98	02/26/2025	366,568	n/a	n/a	n/a
	40,173 (3)	21.57	12/08/2025	-	n/a	n/a	n/a
Jim Mallory	50,000 (4)	21.26	12/01/2026	-	Nil	-	-
Michael Curlook	16,842	13.91	12/5/2022	99,705	15,223	301,872	74,323
	18,779	13.46	04/12/24	119,622	n/a	n/a	n/a
	18,604 (1)	14.98	02/26/2025	90,229	n/a	n/a	n/a
	10,506 (3)	21.57	12/08/2025	-	n/a	n/a	n/a

(1)	Options are 1/3 vested as at December 31, 2021, with balance vesting 1/3 on February 26, 2022 and 1/3 on February 26, 2023.

(2)	Unvested at December 31, 2021. Options vest 1/2 on February 26, 2022, and 1/2 on February 26, 2023.

(3)	Options are 1/3 vested as at December 31, 2021, with balance vesting 1/3 on December 8, 2022 and 1/3 on December 8, 2023.

(4)	Unvested at December 31, 2021. Options vest 1/3 vested on December 1, 2022, 1/3 on December 1, 2023 and 1/3 on December 1, 2024.

(5)	Share-based awards to NEOs in table above included RSUs, PSUs and prior to 2017, DSUs in the case of the CEO. PSUs vest three years from date of grant, and a portion of the number PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period from grant date, resulting in a possible PSU vesting range from 50% to 150%. For the calculations above, an assumption of 100% PSU to be vested has been used.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2021. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2021 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX as at the 2020 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2020 annual incentive paid (as discussed above in the Compensation Discussion and Analysis) in December 2020.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	1,596,585	394,725	565,880
Larry Taddei	937,771	197,362	146,010
Peter Megaw	1,383,714	197,362	175,638 (1)
Jim Mallory	-	-	35,438 (2)
Michael Curlook	344,652	65,787	80,840

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus was paid as US$138,818 through IMDEX Inc., a Company in which Dr. Megaw is a principal.

(2) Mr. Mallory was appointed CSO on October 15, 2021, and his non-equity incentive was prorated accordingly.

Employment Agreements

Each of Messrs. Paspalas and Curlook entered into employment agreements dated October 15, 2013, and March 4, 2013, respectively. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010. Further amending agreements were executed for Mr. Taddei effective August 1, 2011, providing for amendments to the entitlements of the NEO upon a dismissal without cause. Mr. Mallory has entered into a letter agreement with the Company effective October 15, 2021, and a formal employment agreement is being prepared to reflect the terms of the letter agreement. These employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements”. Dr. Megaw’s services do not fall under an Employment Agreement but are rather contracted under the terms of an FSA between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below).

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei, Mallory and Curlook, and set out their base salary and eligibility for incentive-based awards (annual discretionary bonus and annual equity incentive grants).

The annual salary of each of Messrs. Paspalas, Taddei, Mallory and Curlook are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above. The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above. Dr. Megaw’s consulting terms under the FSA are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board, although he is provided a bonus target as described above in the Compensation Discussion and Analysis above.

Subject to the Company’s obligations described below under Termination and Change of Control Benefits, the Employment Agreements of Messrs. Paspalas, Taddei, Mallory and Curlook may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice. Each of Messrs. Paspalas, Taddei, Mallory and Curlook may terminate their respective employment with the Company at any time by giving written notice as defined in their respective Employment Agreements (see Resignation or Retirement below); however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period. As discussed below under Termination and Change of Control Benefits, each of Messrs. Paspalas, Taddei, Mallory and Curlook have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control benefits.

Senior Management Share Ownership Requirement

In an effort to align the interests of the NEOs with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for all NEOs, pursuant to which they are required to own Common Shares or equity linked securities other than Options (collectively “MAG Securities”) having a value established by the Board. The Share Ownership Policy is reviewed annually, and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are: (i) for the CEO, a value equivalent to three times annual base salary; (ii) for the other NEOs, a value equivalent to one times annual base salary (and for the CXO, a value equivalent to one times his prior years’ billings for consulting services). With the policy adopted, identified executives must achieve this ownership threshold within three years from the date the individual became an officer. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of the MAG Securities, which, in the case of RSUs, PSUs and DSUs, shall be calculated using the value attributed to such RSUs, PSUs or DSUs on the award date.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of certain Executive Officers as at May 12, 2022:

Name	Type of Eligible Securities	Number of Eligible MAG Securities (1) (#)	Value of Holdings (2) ($)	Base Salary as at Dec 31, 2021 ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Base Salary
George Paspalas, CEO	Common Shares	168,249
	DSU	39,886
	RSU	11,881
	PSU	94,040
	Total	314,056	5,109,691	602,000	1,806,000	Yes & 8.5x
Larry Taddei, CFO	Common Shares	18,001
	RSU	nil
	PSU	41,506
	Total	59,507	968,178	314,000	314,000	Yes & 3.1x
Peter Megaw, CXO	Common Shares	343,140
	RSU	16,138
	PSU	81,305
	Total	440,583	7,168,285	366,000 (3)	366,000	Yes & 19.6x
Jim Mallory, CSO	Common Shares	1,500	-
	RSU	5,636	-
	PSU	11,272	-
	Total	18,408	370,461	300,000	300,000	n/a (4)

Michael Curlook, VP Investor Relations	Common Shares	98,609
	RSU	4,951
	PSU	22,787
	Total	126,347	2,055,665	215,000	215,000	Yes & 9.6x

(1)	Eligible MAG Securities includes number of Common Shares, RSUs, PSUs and DSUs held by the NEO as at May 12, 2022.

(2)	Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 12, 2022 of $16.27; and (ii) the acquisition cost of the MAG Securities, which, in the case of RSUs, PSUs and DSUs, is the value attributed to such RSUs, PSUs and DSUs on the award date.

(3)	Based on 2021 Canadian dollar equivalent consulting fees earned.

(4)	Mr. Mallory was appointed as CSO on October 15, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years of his appointment, being October 15, 2024.

Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO and the FSA entered into by the CXO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a Change of Control, as applicable. An estimate of the amount of these payments, assuming that the triggering event giving rise to such payments occurred on December 31, 2021, is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2021
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,408,000	2,408,000
Larry Taddei	69,048	Nil	618,548	461,548
Peter Megaw (1)	Nil	Nil	Nil	Nil
Jim Mallory	Nil	Nil	225,000	337,500
Michael Curlook	44,138	Nil	284,221	302,138

(1)	Dr. Megaw’s services are encompassed under a Field Services Agreement between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below) which does not include Termination and Change of Control Benefits.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. As well, he would be entitled to receive his benefits to the last day of the notice period.

Messrs. Taddei, and Curlook are entitled to resign at any time by giving the Company at least 60 and 30 days’ prior notice, respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei or Curlook resigns, the Company is required to pay a lump sum payment equal to: (a) his unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365. Such resigning NEO is also entitled to receive his benefits to the last day of the notice period. As a portion of the 2021 bonuses were already paid as of December 31, 2020, that portion has been deducted in the above table in reporting the additional requirement on the part of the Company to pay a 2021 bonus upon the resignation of either Messrs. Taddei or Curlook on December 31, 2021.

Mr. Mallory is entitled to resign at any time by giving the Company at least 30 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Mallory resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. As well, he would be entitled to receive his benefits to the last day of the notice period.

In the event that Messrs. Paspalas, Taddei or Curlook either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s Board, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei, Mallory or Curlook, for cause, the Company is not required to make any payments to such NEO, other than for his annual base salary, benefits and vacation pay earned up to the date of termination.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination Without Cause

Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his unpaid annual base salary and vacation pay to the date of termination; and (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei and Curlook, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); and (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook. Additionally, the NEO would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination of Mr. Mallory without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his unpaid annual base salary and vacation pay to the date of termination; and (b) an amount equal to (i) nine months’ base salary, plus (ii) an additional one month for each full year of service, to a maximum of 12 months total. Additionally, Mr. Mallory would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period of nine months, subject to any restrictions or limitations imposed by the Company’s group insurer provider.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, Mallory and Curlook, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within six months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within six months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s or Curlook’s employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei or Curlook employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary in affect for that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

In the event that Mr. Mallory’s employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Mallory terminates his employment within three months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Mallory any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year (or, in the case of 2021, his target cash bonus for the year prorated for the number of months worked in 2021).

Each of Messrs. Paspalas, Taddei, Mallory and Curlook is entitled, following a Change of Control and termination of employment, to have any Options, rights or other entitlements for the purchase or acquisition of securities in the capital of the Company that he holds, become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will thereafter be exercisable by him for up to 90 days after the date of termination. These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full-time employment with a new employer.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA, including under a Change of Control as defined above.

Pension Plan Benefits

The Company does not provide any pension benefits and does not have a pension plan.

Director Compensation

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas in the course of the year, has been reflected above in the Summary Compensation Table for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2021.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($) (3)	Total compensation ($)
Tim Baker (4)	68,082	-	300,000 (4)		Nil	368,082
Peter Barnes	81,140	-	150,000	85,000 (2)	Nil	316,140
Richard Clark (5)	21,875	-	n/a	-	Nil	21,875
Jill Leversage	95,851	-	150,000	-	Nil	245,851
Selma Lussenburg	82,664	-	150,000	-	Nil	232,664
Daniel MacInnis	76,558	-	150,000	-	Nil	226,558
Susan Mathieu (4)	35,000	-	300,000 (4)	36,562 (2)	Nil	371,562
Dale Peniuk (4)	33,791	-	187,500 (4)		Nil	221,291
Derek White (5)	42,287	-	n/a	-	Nil	42,287

(1)	The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the Schedule of Director Fees below. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.

(2)	Under the Shareholder approved DSU Plan, directors may elect to have all, or a portion of director and committee retainers and meeting fees paid in DSUs. Mr. Barnes and Ms. Mathieu made the election to receive a portion of their 2021 retainer and director fees in DSUs.

(3)	All other compensation includes per diem oversight work as directed by the Board.

(4)	Mr. Baker, Ms. Mathieu and Mr. Peniuk were appointed as a directors on March 31, 2021, January 13, 2021 and August 3, 2021 respectively. Included in the share-based awards of each new board appointee, is a onetime $150,000 DSU grant made to each new director as an incentive to join the Board in accordance with the DSU Plan.

(5)	Mr. Clark ceased to be a director on March 31, 2021 and Mr. White ceased to be a director on June 21, 2021.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2021 with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2021. The closing price of the Company’s shares on the TSX on December 31, 2020 was $19.83.

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tim Baker (1)	Nil	n/a	n/a	-	Nil	Nil	258,087
Peter Barnes	Nil	n/a	n/a	-	Nil	Nil	1,772,405
Richard Clark (2)	Nil	n/a	n/a	n/a	n/a	n/a	n/a
Jill Leversage	Nil	n/a	n/a	-	Nil	Nil	2,177,017
Selma Lussenburg	Nil	n/a	n/a	-	Nil	Nil	487,877
Daniel MacInnis	Nil	n/a	n/a	-	Nil	Nil	1,691,876
Susan Mathieu (1)	Nil	n/a	n/a	-	Nil	Nil	256,442
Dale Peniuk (1)	Nil	n/a	n/a	-	Nil	Nil	161,793
Derek White (2)	Nil	n/a	n/a	n/a	n/a	n/a	n/a

(1) Mr. Baker, Ms. Mathieu and Mr. Peniuk were appointed as directors on March 31, 2021, January 13, 2021 and August 3, 2021 respectively.

(2) Mr. Clark ceased to be a director on March 31, 2021 and Mr. White ceased to be a director on June 21, 2021.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2021 were as follows:

Board or Committee Name	Chair Annual Retainer(1) ($)	Member Annual Retainer (1) ($)	Meeting Stipend(2) ($)	Per diem fees(3) ($)
Board of Directors	140,000	55,000	n/a	1,000/day
Audit Committee	15,000	12,500	n/a	1,000/day
Compensation and Human Resource Committee	15,000	12,500	n/a	1,000/day
Governance and Nomination Committee	15,000	12,500	n/a	1,000/day
Health, Safety, Environment and Community Committee	15,000	12,500	n/a	1,000/day
Disclosure Committee(4)	n/a (4)	5,000 (4)	n/a	n/a

(1)	Under the terms of the Company’s DSU Plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears.

(2)	Meeting fees are incorporated in the annual retainer fees – no additional meeting fees are paid.

(3)	Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

(4)	Chair of the Disclosure Committee is George Paspalas, NEO. Mr. Paspalas is not paid additional fees for his services as Chair of the Disclosure Committee. The Disclosure Committee was transitioned to management committee effective July 1, 2021.

Director – Change of Control

The directors are not eligible for any Change of Control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2021. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2021 vesting date and the exercise price of the Option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX at the close on the 2021 vesting date. DSUs vest immediately upon grant date due to the long-term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the Board.

Name	Option-based awards – Value Vested during the year (1) ($)	Share Unit-based awards – Value Vested during the year ($)(2)
Tim Baker (3)	Nil	300,000 (3)
Peter Barnes	Nil	235,000
Richard Clark (4)	Nil	n/a
Jill Leversage	Nil	150,000
Selma Lussenburg	Nil	150,000
Daniel MacInnis	Nil	150,000
Susan Mathieu (3)	Nil	336,562 (3)
Dale Peniuk (3)	Nil	187,500 (3)
Derek White (4)	Nil	n/a

(1) Directors no longer receive Option-based-awards for their services.

(2) Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, directors may elect to have all, or a portion of, director and committee retainers paid in DSUs. Mr. Barnes ($85,000) and Ms. Mathieu ($36,562) made the election to receive a portion (as noted in parentheses) of their 2021 retainer and director fees in DSUs, and those amounts are included in the above table.

(3) Mr. Baker, Ms. Mathieu and Mr. Peniuk were appointed as directors on March 31, 2021, January 13, 2021 and August 3, 2021 respectively. Included in the share-based awards of each new board appointee, is a onetime $150,000 DSU grant made to each new director as an incentive to join the Board in accordance with the DSU Plan.

(4) Mr. Clark ceased to be a director on March 31, 2021 and Mr. White ceased to be a director on June 21, 2021.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in late 2016, the minimum MAG Securities ownership requirement for all non-executive directors is now equivalent to three times the annual cash retainer (including any DSUs granted for partial cash retainer). Any newly appointed or elected directors of the Company are required to achieve the minimum thresholds within three years from the date of becoming a director. If the ownership value requirement is increased, directors have two years to reach the new ownership requirement. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of the MAG Securities, which, in the case of RSUs, PSUs and DSUs, shall be calculated using the value attributed to such RSUs, PSUs or DSUs on the award date.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for election, as of May 12, 2022:

Name (1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Annual Cash Retainer
Peter Barnes	197,346	3,210,819	498,420	Yes & 19.3x
Tim Baker (4)	17,515	398,265	N/A (4)	N/A (4)
Jill Leversage	124,084	2,018,846	287,553	Yes & 21.1x
Selma Lussenburg (5)	27,853	517,945	N/A (5)	N/A (5)
Dan MacInnis	287,907	4,684,246	229,674	Yes & 61.2x
Susan Mathieu (6)	18,932	467,513	N/A (6)	N/A (6)
Dale Peniuk (7)	10,945	245,608	N/A (7)	N/A (7)

(1)	Mr. Paspalas’ shareholdings appear in the NEO section above.

(2)	Includes Common Shares and DSUs held by the director as at May 12, 2022.

(3)	Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 12, 2022 of $16.27; and (ii) the acquisition cost of the MAG Securities, which, in the case of DSUs is the value attributed to such DSUs on the award date.

(4)	Mr. Baker was appointed to the Board on March 31, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years of his appointment, being March 31, 2024.

(5) Ms. Lussenburg was appointed to the Board on February 1, 2020 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years of her appointment, being February 1, 2023.

(6)	Ms. Mathieu was appointed to the Board on January 13, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years of her appointment, being January 13, 2024.

(7)	Mr. Peniuk was appointed to the Board on August 3, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years of his appointment, being August 3, 2024.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2021, at which time there were 97,809,441 shares issued and outstanding:

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (as a % of issued shares)	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a)) (as a % of issued shares)
Security Holder Approved Plans Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders(1)	988,727 (1.01%)	$16.77	2,434,603 (2.49%)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	264,874 (0.27%)	n/a	1,202,268 (1.23%)
Equity (DSU Plan) compensation plans approved by security holders (3)	469,373 (0.48)	n/a	508,721 (0.52%)
Total – Security Holder Approved Plans	1,772,974 (1.76%)	n/a	4,145,592 (4) (4.24%)
	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a))
Plans not approved by Security Holders	(a)	(b)	(c)
Equity Incentive Plans not approved by security holders	Nil (-%)	n/a	Nil (-%)
Total – all plans including those not approved by security holders	1,772,974 (1.76%)	n/a	4,145,592 (4) (4.24%)

(1)	Effective June 18, 2020, the Shareholders approved the Stock Option Plan. See plan summary below under Equity Incentive Plans.

(2)	Effective June 18, 2020, the Shareholders approved the Share Unit Plan. See plan summary below under Equity Incentive Plans.

(3)	Effective June 18, 2020, the Shareholders approved the DSU Plan. See plan summary below under Equity Incentive Plans.

(4)	As at December 31, 2021, there were 4,145,592 share-based awards available for grant under these combined Share Compensation Arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

Equity Incentive Plans

In June 2020, the Shareholders approved three Equity Incentive Plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the DSU Plan. The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Stock Option Plan, Share Unit Plan and DSU Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the long-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company, the Stock Option Plan, Share Unit Plan and DSU Plan also allow the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

Summary of the Stock Option Plan

Set out below is a summary of the Stock Option Plan.

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the directors, employees and consultants (“Eligible Person”) of the Company. The CHRC believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of Shareholders, by linking a component of compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that Options may be granted to any Eligible Person. The CHRC or such other committee of the Board as may be designated by the Board has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the CHRC’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the CHRC under the Stock Option Plan.

As of the date hereof, the maximum number of Common Shares that may be issuable under the Stock Option Plan (including RSUs and PSUs issuable under the Share Until Plan) expressed as a fixed number is 4,892,713 representing 5% of the number of issued and outstanding Common Shares on a non-diluted basis (as of the date hereof, this number is 97,854,268). Common Shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. Currently, there are 934,014 Options issued and outstanding under the Stock Option Plan, which underlying Common Shares represent approximately 0.95% of the issued and outstanding common shares of the Company. Thus, the remaining Common Shares available to grant under the Stock Option Plan, less RSUs and PSUs issued and outstanding under the Share Unit Plan of 383,607, is 3,575,092 representing 3.65% of the total issued and outstanding Common Shares of the Company. (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

The maximum number of Common Shares that may be issuable under the Stock Option Plan is 5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (i) (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; and (ii) the aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the CHRC at an exercise price equal to the Market Price of the Common Shares at the time the Option is granted. “Market Price” means:

(a)	if the Common Shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)	if the Common Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the CHRC, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)	if the Common Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Common Shares at the close of trading on such date on the primary organized trading facility on which the Common Shares are listed, and

(d)	if the Common Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the CHRC to be the fair value of the Common Shares, taking into consideration all factors that the CHRC deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise

In lieu of paying the aggregate exercise price to purchase Common Shares, the CHRC may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the CHRC to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the CHRC to extend such period (but in no event beyond the expiration date of such Options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the CHRC determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the CHRC has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the CHRC will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the CHRC’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the CHRC, at its discretion, at any time up to a date determined by the CHRC, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the CHRC has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of Common Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the CHRC to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan.

Background

The existing Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the MAG Entities (as defined in the Share Unit Plan).

The Board uses RSUs and PSUs granted under the Share Unit Plan, as well as Options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive Common Shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the Common Shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long-term commitment.

As of the date hereof, the maximum number of share units that may be issuable under the Share Unit Plan expressed as a fixed number is 1,467,814 representing 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 383,607 combined RSUs and PSUs issued and outstanding under the Share Unit Plan, which underlying Common Shares represent approximately 0.39% of the issued and outstanding Common Shares of the Company. Thus, the remaining common shares available to grant under the Share Unit Plan is 1,084,207 representing 1.11% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Eligible Participants

The Share Unit Plan is administered by the CHRC. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the CHRC will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the CHRC.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the CHRC in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the CHRC at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the CHRC, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number limited at 1.5% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to RSUs and PSUs will increase accordingly. All Common Shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the CHRC.

Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the CHRC in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the CHRC may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of Common Shares immediately prior to the effective time of the Change of Control, as determined by the CHRC in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Common Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Common Shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the CHRC may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.

Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.	an increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;

2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.	changes to the insider participation limits;

4.	any extension of the expiry date of any RSUs or PSUs;

5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or

6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;

2.	a change to the vesting provisions of any grants;

3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.	amendments to the provisions relating to a Change of Control.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Background

The Board has adopted the DSU Plan for the benefit of the Company’s Participants. The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the Shareholders of the Company, and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

The Board intends to use the DSUs issued under the DSU Plan as part of the Company’s overall equity compensation plan. DSUs may be settled in cash or in Common Shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance.

Administration of Plan

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with applicable law. Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.

Payment of Annual Cash Remuneration

“Annual Cash Remuneration” means all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant’s service on the Board in a fiscal year, including without limitation (i) a cash retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; and (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable quarterly in arrears.

A DSU is a unit credited to a Participant by way of a bookkeeping entry in a notional account in favour of the participant (a “DSU Account”) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the Common Shares on the TSX on the immediately preceding trading date, being the Fair Market Value, on the date on which the DSUs are credited).

Deferred Share Units

The Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to applicable law, the Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s DSU Account, together with any terms or conditions with respect to the vesting of such DSUs.

Notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of DSUs under the Plan upon such Participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value, based on grant date fair value, of such grant of DSUs, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

As of the date hereof, the maximum number of DSUs that may be issuable under the DSU Plan expressed as a fixed number is 978,543 representing 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 444,373 DSUs issued and outstanding under the DSU Plan, which underlying Common Shares represent approximately 0.45% of the issued and outstanding Common Shares of the Company. Thus, the remaining Common Shares available to grant under the DSU Plan is 534,170 representing 0.55% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of Common Shares does not exceed 1% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the DSU Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to DSUs will increase accordingly.

Excluding any DSUs granted to a Participant under an election to receive DSUs in lieu of Annual Cash Remuneration, the aggregate equity award value, based on grant date fair value, of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant for a year shall not exceed $150,000.

The DSU Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement (which includes the Share Unit Plan and the Option Plan), and (b) the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding Common Share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

Redemption of DSUs

Generally, a Participant in the DSU Plan who is not a US taxpayer may elect, by filing a notice with the Secretary of the Company, up to four dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such Participant shall be redeemed. A Participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs. Where a Participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the Participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any Common Shares be issued or cash payments made to or in respect of a Participant in the DSU Plan prior to such Participant’s Termination Date or before December 31 of the calendar year commencing immediately after such Termination Date.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on Common Shares, a Participant shall be credited with dividend equivalents in respect of DSUs credited to the Participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.

Amendments to the DSU Plan

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive DSUs or DSUs which the Participant has then been granted under the Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board, through the Governance and Nomination Committee, continually reviews its policies and practices and monitors regulatory developments in Canada and aims to achieve higher standards of corporate governance through the implementation of new policies and practices, and meaningful improvements to existing policies and practices. Through the Company’s growth, its governance policies and practices have continued to evolve. To date, the Board has adopted robust corporate governance policies and practices including, without limitation, the following:

✓	Majority independent Board

✓	Independent chair of the Board (the “Board Chair”)

✓	Gender diverse Board, with over 37% female representation

✓	In camera sessions at every Board and committee meeting

✓	100% director attendance at Board and committee meetings in 2021

✓	Annual Board, committee and individual director assessments

✓	Director skills matrix

✓	Written mandates for the Board, Board Chair, committee chairs and CEO

✓	Written Board committee charters

✓	Continuing education for directors

✓	Annual deep-dive strategy sessions; attended by the Board and management (typically held offsite)

✓	Board renewal and succession planning

✓	Succession planning for the CEO and other members of senior management

✓	Active shareholder engagement program

✓	Diversity, Equity and Inclusion Policy

✓	Human Rights Policy

✓	Whistleblower Protection Policy and Whistleblower Hotline

✓	Code of Business Conduct and Ethics (“Code of Conduct”)

✓	Anti-Bribery and Anti-Corruption Policy

✓	Enterprise Risk Management Policy

✓	Timely Disclosure, Confidentiality and Insider Trading Policy

✓	Health, Safety, Environment and Social Responsibility Policies

✓	Advance Notice Policy

✓	Majority Voting Policy

✓	Executive Compensation Recovery Policy

✓	Share Ownership Policy

Board of Directors

The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of driving the long-term strategy of the Company, while meeting the appropriate interests of its Shareholders and relevant stakeholders. The Board guides the conduct and affairs of the Company and through its committees, which include the Audit Committee, the Compensation and Human Resources Committee, the Governance and Nomination Committee, the Health, Safety, Environment and Community Committee (“HSEC Committee”) and the Technical Committee.

Board Composition and Independence

The Board provides oversight over the Company’s management, in part, through representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board is currently comprised of eight directors, all of whom are being nominated for re-election at the Meeting. Seven of the eight director nominees (namely Peter Barnes, Tim Baker, Jill Leversage, Selma Lussenburg, Susan Mathieu, Dale Peniuk and Daniel MacInnis) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. George Paspalas is not independent by virtue of the fact that he is the President and CEO of the Company. Accordingly, a majority (88%) of the directors nominated for election at the Meeting are independent.

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), whereby the Board directs, guides and otherwise reviews and approves the stewardship of the Company. The Board has the responsibility to work with management to develop the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board Mandate is reviewed annually and amended as necessary to meet the current needs and long-term strategic direction of the Company. It is available on the Company’s website at www.magsilver.com/corporate/governance.

Other Mandates and Position Descriptions

The Board has also adopted written mandates for the following positions:

Position	Mandate
Board Chair	To ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively.
Chair of Audit Committee and other Committees	To ensure that the applicable committee executes its mandate to the satisfaction of the Board.
CEO Terms of Reference	To manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Conduct, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board.

Board Committees

Committee Composition

The Board has established five committees:

❖	Audit Committee

❖	Compensation and Human Resources Committee

❖	Governance and Nomination Committee

❖	HSEC Committee

❖	Technical Committee

The following table summarizes the current composition of the Company’s Board committees:

	Audit Committee	Compensation & Human Resources Committee	Governance & Nomination Committee	HSEC Committee	Technical Committee
Peter Barnes	●		●
Tim Baker		Chair		●	●
Jill Leversage	●	●	Chair
Selma Lussenburg			●	●
Daniel MacInnis				Chair	●
Susan Mathieu				●	Chair
George Paspalas
Dale Peniuk	Chair	●

Following the Meeting, committee membership will be reviewed by the Governance and Nomination Committee and the Board, and changes may be made such that the composition of the committees is appropriate and effective.

The committees act pursuant to formal written charters which are reviewed and amended or re-approved annually. These committee charters can be found on the Company’s website at www.magsilver.com/corporate/governance.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Dale Peniuk (Chair), Peter Barnes and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security and risk management. MAG’s risk register is reviewed regularly by management’s Enterprise Risk Advisory Committee (“ERAC”), which reports to the Audit Committee on a quarterly basis, and to the Board at least annually, or more frequently as requested.

The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum quarterly to review and recommend the financial statements, management’s discussion and analysis or other financial documents, for Board approval.

Audit Committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 31, 2022 (the “AIF”). This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.magsilver.com/investors/financial-reports.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is currently comprised of the following three independent directors: Tim Baker (Chair), Jill Leversage and Dale Peniuk.

The committee is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;

(b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;

(c)	leading the annual performance evaluation of the Company’s CEO and determining compensation for the CEO and other NEOs of the Company (together with the CEO, the “Executive Officers”);

(d)	overseeing the Company’s equity-based compensation plans;

(e)	determining directors’ compensation;

(f)	reviewing succession plans with respect to the Executive Officers;

(g)	developing the Company’s human resource strategy to support the Company’s business strategy; and

(h)	monitoring the Company’s significant policies, programs and practices related to recruitment, training, development, career planning, performance management, succession planning, severance and retention of employees.

The Compensation and Human Resources Committee typically meets three times per year, or more frequently, as required, in order to fulfill its responsibilities. For more information regarding the Compensation and Human Resources Committee, see Compensation Governance, commencing on page 39 of this Information Circular.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee which is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg.

The committee is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;

(b)	reviewing the performance of the Board, Board committees and individual directors;

(c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;

(d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership; and

(e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors.

The Governance and Nomination Committee typically meets quarterly, or more frequently, as required, in order to fulfill its responsibilities.

HSEC Committee

The HSEC Committee is currently comprised of four independent directors: Daniel McInnis (Chair), Tim Baker, Selma Lussenburg and Susan Mathieu.

The committee is responsible for assisting the Board in fulfilling its oversight of:

(a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;

(b)	the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;

(c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and

(d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

The HSEC Committee typically meets quarterly, or more frequently, as required, in order to fulfill its responsibilities. For more information on the HSEC Committee, see page 67 of this Information Circular.

Technical Committee

The Technical Committee is currently comprised of three independent directors, namely Susan Mathieu (Chair), Tim Baker and Daniel MacInnis.

The primary mandate of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

The Technical Committee meets a minimum of twice per year, or more frequently, as required, in order to fulfill its responsibilities. For more information on the Technical Committee, see page 68 of this Information Circular.

Board Meetings

The Company holds regular quarterly Board meetings as well as additional Board meetings, as required. Mr. Peter Barnes, an independent director, is the non-executive Board Chair and presides as such at each Board meeting. Mr. Barnes facilitates these meetings and actively seeks out the views of the independent directors on all Board-related matters. Mr. Barnes regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance and business matters. He also acts as liaison between management and the Board and, where appropriate, represents the Board at official functions and meetings with major shareholder groups and other stakeholder groups. The Board conducts extensive budget and business reviews with management and approves the annual budget, including any budget revisions, to monitor the Company and management’s activities.

Robust strategic planning in respect of the Company’s development and exploration initiatives on its mineral properties (including the Juanicipio Project), financing opportunities, risk management, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate on the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

In Camera Sessions

At the end of each Board and committee meetings, the independent directors meet without management to support and encourage free and candid discussions amongst the independent directors. In addition, separate in camera meetings of independent directors may also be held if the need arises to facilitate communication among the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion.

Attendance

The Company held 11 Board meetings during the year ended December 31, 2021. In 2021, all of the nominated directors attended 100% of the Board meetings and committee meeting of which they were a member. The following table sets out the number of meetings held by the Board and its committees in 2021 and the attendance record for the eight nominated directors.

Summary of Director Attendance at Meetings (1)
Directors # of meetings held	Board (2) 11	Audit Committee (6) 5	Compensation & Human Resources Committee (7) 3	Governance & Nomination Committee (8) 6	HSEC Committee (9) 4	Technical Committee 1 (10)
Peter Barnes	11	5	n/a	6	n/a	n/a
Tim Baker (3)	8 (of 8)	n/a	3	n/a	3 (of 3)	1
Jill Leversage	11	5	3	6	n/a	n/a
Selma Lussenburg	11	n/a	n/a	6	4	n/a
Daniel MacInnis	11	n/a	n/a	n/a	4	1
Susan Mathieu (4)	10 (of 10)	n/a	n/a	n/a	4	1
George Paspalas	11	n/a	n/a	n/a	n/a	n/a
Dale Peniuk (5)	6 (of 6)	2 (of 2)	2 (of 2)	n/a	n/a	n/a

(1)	On occasion, directors attend committee meetings as guests. Director attendance at such meetings is not reflected in the table above. No additional compensation is paid to directors who attend additional meetings.

(2)	The Board meets on a regular basis and an in camera session is held at the end of each meeting whereby non-independent directors and guests are asked to step out of the meeting.

(3)	Tim Baker was appointed to the Board on March 31, 2021.

(4)	Susan Mathieu was appointed to the Board on January 13, 2021.

(5)	Dale Peniuk was appointed to the Board on August 3, 2021.

(6)	On the date of the Company’s 2021 AGM, June 21, 2021, as Derek White did not stand for re-election to the Board, the Board changed the composition of the Audit Committee and appointed Jill Leversage to replace Derek White as the Chair of the Audit Committee. On the same date, the Board temporarily appointed Selma Lussenburg as the third member of the Audit Committee until the new, permanent member was appointed. There were no Audit Committee meetings during this time. On August 3, 2021, Dale Peniuk was appointed to the Board and to the Audit Committee (as Chair), and since then the Audit Committee has been comprised of Dale Peniuk (Chair), Jill Leversage and Peter Barnes.

(7)	On March 31, 2021, upon his appointment to the Board, Tim Baker was appointed as the third member of the Compensation and Human Resources Committee, replacing Rick Clark who resigned from the Board effective March 31, 2021. On June 21, 2021, as Derek White did not stand for re-election at the Company’s 2021 AGM, the Board appointed Tim Baker as Chair of the Compensation and Human Resources Committee. On August 3, 2021, upon his appointment to the Board, Dale Peniuk was appointed as the third member of the Compensation and Human Resources Committee.

(8)	The Governance and Nomination Committee makes recommendations to the Board on committee composition annually following the Shareholder’s meeting based on the nominees elected and at such other times when a director resigns and/or a new director joins the Board.

(9)	Upon his appointment to the Board on March 31, 2021, Tim Baker was appointed as the fifth member of the HSEC Committee. As Derek White did not stand for re-election at the Company’s 2021 AGM, the HSEC Committee went from having five members to having four members effective as of June 21, 2021.

(10)	The Board approved the establishment of the Technical Committee on June 21, 2021, and therefore, the Technical Committee held only one meeting in 2021. Pursuant to its charter, which was adopted effective August 9, 2021, the Technical Committee will meet at least twice per year going forward.

Nomination of Directors

The Governance and Nomination Committee, comprised entirely of independent directors, is responsible for identifying, interviewing and recommending eligible nominees for the election or appointment to the Board. In doing so, the committee considers a number of factors, including, but not limited to, the following:

•	the results of the Board and director effectiveness assessment process;

•	the competencies, skills and other qualities that the committee considers to be necessary for the Board as a whole to possess; the competencies, skills and other qualities that the committee considers each existing director to possess (in the form of a skills matrix, see below for more information); and the competencies, skills and other qualities each new nominee would bring to the Board;

•	the amount of time and resources that nominees have available to fulfill their duties as Board members;

•	any agreements or other arrangements concerning the size, qualifications or composition of the Board or any of its committees;

•	the business and strategy of the Company;

•	the objectives of the Company’s Diversity, Equity and Inclusion Policy; and

•	the independence of the nominee.

In addition, the Governance and Nomination Committee retains professional, independent recruitment firms to assist with the process of searching for candidates to fill Board vacancies, as and when they arise. Candidates for nomination to the Board must have significant business experience and must possess skills and experience in areas reflective of the Company’s business needs and the Company’s current and long term strategic interests.

The Company has strong anti-discrimination practices. As outlined below in Diversity, Equity and Inclusion, in early 2021, a more robust Diversity, Equity and Inclusion Policy was adopted by the Board, which includes a 30% target for gender diversity on the Board. The Governance and Nomination Committee supports all forms of diversity in the boardroom, including gender diversity, and in its succession planning efforts specifically directs search firms to include gender diverse directors as well as individuals from diverse backgrounds in the selection process as and when new directors are to be recommended for nomination. Board candidates are chosen based on the skillset and experience required by the Company at the time of nomination or election, having due regard to the benefits of diversity.

Board and Committee Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. In addition, the committee is responsible for reviewing on an annual basis: (a) the performance of individual directors, the Board as a whole and the committees of the Board; (b) the performance of the Board Chair and the chair of each Board committee; and (c) the range of capabilities represented on the Board as well as those needed for the Board to properly discharge its responsibilities in an effective manner.

As part of the review process, the Governance and Nomination Committee uses a number of different tools, including: (a) engaging independent third party consultants to conduct in-depth Board assessments; (b) conducting written surveys of Board members, which include peer assessment and self-assessment sections; and/or (c) meeting with individual Board members to discuss with each director the effectiveness of the Board, its committees and its members. The results of the review process are always reviewed and discussed with the full Board.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board reflective of 11 core skills and experience categories (see Board Skills Matrix below) important to the effective oversight of management and the Company’s business and long term strategies. The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters.

The biographies in the Election of Directors section of this Information Circular specifically outline the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Board Skills Matrix

The bar graph below shows 11 categories of skills and experience that are important to the Company’s business and governance (along the vertical axis) and the number of director nominees who possess expertise in each category (along the horizontal axis). The level of the directors’ expertise is broken down to show a high level of expertise in blue, and a reasonable, wide range of expertise in orange.

Based on the Governance and Nomination Committee’s (a) annual review of the skills and experience of the eight returning incumbent directors, and (b) annual assessment of any additional skills and experience needed on the Board, the Governance and Nomination Committee has determined that the eight nominated directors have the appropriate skills and experience for the Company’s current business and strategy.

Diversity, Equity and Inclusion

“Diversity” refers to any dimension or characteristic that can be used to differentiate individuals or groups of people from one another, including without limitation, gender identity and gender expression, sex, sexual orientation, age, language, race, nationality, cultural background, Indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience and expertise.

“Equity” allows individuals or groups of people to contribute and access the same opportunities without discrimination.

“Inclusion” ensures that all individuals or groups of people feel welcomed, valued, respected and leveraged in all environments.

In 2021, the Company updated its Diversity, Equity and Inclusion Policy, which included a 30% target for gender diverse director representation. Diversity, equity and inclusion promote the recognition and use of all available talent, create opportunities for innovation, and drive strategic advantage to achieve the Company’s objectives and deliver positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. MAG will take part in the United Nations Global Compact - Target Gender Equality accelerator program. Through facilitated performance analysis, capacity building workshops, peer-to-peer learning and multi-stakeholder dialogue, the program will help MAG understand and set corporate targets for women’s representation and leadership. The program will start in June 2022.

Annually, the Governance and Nomination Committee reviews the Diversity, Equity and Inclusion Policy and assesses its effectiveness in promoting diversity, equity and inclusion. The policy can be found on the Company’s website at www.magsilver.com/corporate/governance.

Effectiveness of the Company’s Gender Diversity Policy

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views, and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses the similar criteria applied to the selecting of Board candidates.

The Board currently exceeds the 30% target for gender diversity on the Board set in the Diversity, Equity and Inclusion Policy, referenced above. Of the eight nominees for election as directors at the Meeting, three (or 37.5%) are female. The Company does not have set targets for gender diversity within management; however, 20% of the Company’s officers and 40% of its employees are female.

The Board will continue to review and assess the appropriateness of the current Board gender diversity target and will also consider the appropriateness of establishing targets with respect to gender diversity within senior management, as well as targets with respect to diversity beyond gender.

Board Refreshment and Director Tenure

In determining whether to recommend a director for re-election, the Governance and Nomination Committee considers a number of different factors, including without limitation the director’s participation in and contributions to the activities of the Board, the results of the annual Board and individual director assessments, the skills and experience of said director and how they fit into the Board skills matrix, and the director’s meeting attendance record. While the Board recognizes that director refreshment and renewal create opportunities to bring diverse perspectives and new skill sets to the Board, the Board also recognizes that directors who have served on the Board for an extended period of time can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. It is for this reason that the Board has determined that setting limits on director tenure would not be appropriate at this time. In recent years, the Board has successfully managed to facilitate fulsome refreshment, and since February 2020 has appointed four new directors to the Board. The average tenure of the eight director nominees standing for re-election at the Meeting is approximately 6 years.

Directorships

Five of the eight director nominees are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Tim Baker	Triple Flag Precious Metals Corp. (TSX) RCF Acquisition Corp. (NYSE)
Jill Leversage	RE Royalties Ltd. (TSX Venture Exchange) Aurinia Pharmaceuticals Inc. (Nasdaq)
Selma Lussenburg	Ontario Power Generation Inc.
Daniel MacInnis	Group Eleven Resources Corp. (TSX Venture Exchange)
Dale Peniuk	Lundin Mining Corp. (TSX and Nasdaq Stockholm) Argonaut Gold Inc. (TSX) Kuya Silver Corp. (CSE)

Orientation and Continuing Education

The Board considers director orientation and continuing education to be a priority for all directors and endeavours to provide opportunities for directors to learn, develop and network. New directors are provided with comprehensive materials and numerous presentations from management relating to the Company, and are briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also receive regular geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal health, safety and security of management and directors. When a new director joins the Board, he or she has the opportunity to, and is encouraged and expected to, become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

Management provides the Board with updates on the Company’s business and issues relevant to the Company at all regularly scheduled Board and committee meetings. In addition, during 2021, two intensive strategy sessions were held for the Board with executive management. At such sessions, external advisors presented on a variety of topics, including capital markets conditions, the silver price environment, local politics and security in areas of the Company’s projects, corporate governance, climate change, current industry trends, among others.

Management and the Board are kept up to date on the progress at the Company’s Juanicipio Project through the President and CEO, the CXO and the CSO, who visit the site periodically. In addition, MAG has a technical representative based in Mexico who attends at the site two to three times per week to review and assess the project, and who, in turn, provides reports to the Company’s President and CEO. The President and CEO, the CFO, the CXO, the CSO and the CSR Manager (as defined herein) also have frequent virtual meetings and telecom discussions with senior members of the Fresnillo management team responsible for the Juanicipio Project. Mr. Paspalas shares this information with the Board on a regular basis (monthly, at a minimum) in addition to other information, including financial and operational reports, recent photos and drone footage with respect to the progress and development at the Juanicipio site.

Plans are underway for a virtual Board site tour later in 2022, and directors will also have the opportunity in the future to participate in “in-person” site visits, having due regard to travel advisories related to Mexico and health advisories in light of COVID-19.

Details of the 2021 Director Continuing Education Program

The following is a list of continuing education events provided by the Company for directors throughout the 2021 year. Materials were provided to the directors to review prior to each education event, and event presentations were made available to all directors for follow up, as appropriate.

Date	Educational Event (1)	Peter Barnes	Tim Baker	Jill Leversage	Selma Lussenburg	Daniel MacInnis	Susan Mathieu	George Paspalas	Dale Peniuk
Multiple Dates	Exploration Analysis, Updates, Planning and Results
August 2021	Capital Markets Update
October 2021	Capital Markets Update
October 2021	Silver’s Role in Green Technologies
October 2021	Silver as a Focus
October 2021	Return of Capital Considerations
October 2021	Jurisdiction Risk Assessment: Zacatecas State & Chihuahua State, Mexico
October 2021	ESG Trends and General Awareness

In addition to the above, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars. MAG also provides all directors with an annual membership to either the Institute of Corporate Directors or the Chartered Governance Institute of Canada.

Ethical Business Conduct

The Board has adopted a written Code of Conduct for the directors, officers and employees of the Company, which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code of Conduct is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges on an annual basis that he or she has reviewed and understands the Code of Conduct and will abide by its terms. The Code of Conduct is available on the Company’s website at www.magsilver.com/corporate/governance.

The Company’s Board and Governance and Nomination Committee monitor compliance with the Code of Conduct. All Company personnel are encouraged to report violations of the Code of Conduct in accordance with the procedures set forth in the Code of Conduct. In addition to responding to any complaints or violations reported directly to Board members, the Governance and Nomination Committee Chair makes periodic inquiries of Company management as to matters related to compliance with Code of Conduct requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. There were no Code of Conduct violations in 2021 and no ethical conflicts arose in the year.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. As a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code of Conduct requires all Company personnel to obtain specific permission of the CEO prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code of Conduct requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or this Code of Conduct to the Chair of the Audit Committee or Governance and Nomination Committee and can do so via the Company’s anonymous and confidential whistleblower helpline. The Company has engaged Integrity Counts, a Canadian provider of global ethics reporting services, as an independent and external administrator of the whistleblower helpline. There are three ways to submit a complaint via Integrity Counts, which are set out in detail in the Code of Conduct, as well as in the Company’s Whistleblower Protection Policy (available at www.magsilver.com/corporate/governance).

Succession Planning

Succession planning is considered an important part of the mandate of the Board, with the support of the Governance and Nomination Committee with respect to Board succession planning, and of the Compensation and Human Resources Committee with respect to succession planning for the CEO and other senior executives. By taking a proactive approach to succession planning, the Board can be sure that the Company is prepared to deal with the sudden or unexpected departure of critical talent, reduce the time and expense required to fill key roles, align human capital development efforts with the strategic objectives of the Company, and support the career development and personal growth of the Company’s internal pool of candidates to assist with the Company’s efforts to retain qualified successors for senior executive positions. Succession planning is a regular item on the Board’s meeting agendas, and is considered when recruiting new directors and senior management personnel.

Shareholder Engagement

The Company proactively engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the continuous evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has initiated engagement meetings with Shareholders to better understand their perspectives regarding the Company.

MAG’s CEO, and members of the Board, as required, actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company. To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures.  The Company has found this Shareholder outreach program to be highly productive and plans to continue active Shareholder engagement in the future. Any questions regarding the Company’s governance practices can be sent to the attention of the Board Chair at the following address:

Chair of the Board

MAG Silver Corp.

#770-800 West Pender Street

Vancouver, BC V6C 2V6

Email: boardchair@magsilver.com

Shareholder Engagement Summary
MAG Event	MAG Engagement	Who does MAG engage and what are the topics?
Meetings, Discussions and Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information regarding its business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information regarding its business. Videos or digital copies of the presentations are posted on MAG’s website.
Shareholder Outreach (1)	CEO / Committee Chairs	MAG’s CEO and Committee Chairs meet annually (or as requested) with major Shareholders’ governance departments to discuss any potential governance concerns. This typically occurs after the mailout of MAG’s Information Circular.
Site Tour (2)	Senior Management	Research analysts and select investors are invited to attend and visit the Juanicipio Project.
Governance Engagement	Directors	MAG provides information relating to its governance practices with Shareholder advocacy groups as requested.
News Releases	Senior Management	MAG reports on material changes, as well as important or regulatory release dates (e.g. release dates of financial results)
Annual General Meeting	Directors / Senior Management	This meeting is open to all Shareholders.

(1)	In 2021, due to COVID-19 travel related restrictions, the CEO conducted the Shareholder Outreach program by telephone.

(2)	The last site tour for analysts and select investors was conducted in 2016. With construction well underway, tours were planned for both 2020 and 2021; however, these were postponed due to COVID-19 health and safety concerns and travel related restrictions. Once health and safety concerns and travel restrictions are no longer an impediment to site visits, site visits will be planned for analysts and select investors in 2022 and/or 2023.

MAG’S APPROACH TO ESG

MAG is committed to delivering lasting and sustainable value to its people, stakeholders and communities. The Company’s approach to sustainability and responsible development integrates health, safety, environment and social responsibility into its business strategy.

The Company engages with groups which share its values and commitment to responsible mining. The Company’s commitment is supported by its policies, procedures and voluntary codes to which it adheres. The Company cares about the health and well-being of its people, communities and environment, and promotes a culture of zero harm.

Environmental, Social and Governance Matters

During 2021, the Company conducted a review of Environmental, Social and Governance (“ESG”) and sustainability matters relevant to its business and the communities within which it operates. The key ESG aspects identified from this review included, but were not limited to, health and safety (including COVID-19 protocols), human rights, security, local communities, gender, environmental stewardship, water stress, biodiversity, tailings storage facilities, climate change, business ethics and transparency. The review was discussed at length with the HSEC Committee, reviewed by ERAC, reported to the Board and included in MAG’s risk register.

The Company’s ongoing analysis of ESG matters continues to highlight the importance of climate change risks in the mining sector and the Company’s projects. In 2021, MAG benchmarked current performance to the recommendations of the Task Force for Climate-Related Financial Disclosure (“TCFD”) to evaluate how climate change risks may affect its operations and to identify intervention opportunities to consider to further strengthen the Company’s climate-governance practices and address key transition and physical risks. The development of a climate change management plan continues in 2022 and disclosures will align with the TCFD recommendations. Physical climate change risks are included in MAG’s risk register and are reviewed regularly by the ERAC and are reported to the Board. The Technical Committee, in conjunction with the HSEC Committee, reviews technical aspects of safety and environmental risks, specifically climate change impacts and tailings management. Greenhouse gas emissions (Scope 1 and 2) at the Juanicipio Project are tracked and assessed to identify opportunities to improve efficiencies, reduce Greenhouse gas emissions and promote the use of renewable energy.

In 2021, the Company implemented its ESG development plan which consisted of a staged approach to enhance ESG performance through improvements to public disclosure of health, safety and environmental performance data, the development of management systems and programs, and the active engagement of employees and community members. Improvements were made to MAG’s Diversity, Equity and Inclusion Policy; Human Rights Policy; Health, Safety, Environment and Social Responsibility Policies; Whistleblower Protection Policy; and Timely Disclosure, Confidentiality and Insider Trading Policy. The Company will publish its inaugural Sustainability Report in the third quarter of 2022.

In 2021, the Company joined the United Nations Global Compact, and in early 2022, completed an extensive review and internal assessment to understand MAG’s interaction with the United Nations’ Sustainable Development Goals. The Company is also a member of the Silver Institute and is a recent participant in their Sustainability Committee.

Governance

Board of Directors and HSEC Committee

The Board oversees strategy, governance and risk, and provides guidance on managing risks and opportunities associated with ESG matters. As part of its mandate to assist the Board in the oversight of ESG and sustainability matters, the HSEC Committee is responsible for reviewing MAG’s sustainability conduct, including the Health, Safety, Environment and Social Responsibility Policies, the Human Rights Policy, and for monitoring the Company’s practices and performance in these areas. For more information regarding the HSEC Committee, see Disclosure of Corporate Governance Practices above.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters. The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Conduct and the Anti-Bribery and Anti-Corruption Policy. The Governance and Nomination Committee regularly reviews MAG’s policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval. For more information regarding the Governance and Nomination Committee, see Disclosure of Corporate Governance Practices above.

Technical Committee

In 2021, the Company formed the Technical Committee of the Board, whose mandate is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets. The Technical Committee assists the Board with its oversight of ESG matters through its technical review of safety and environmental aspects, such as climate change impacts and tailings management. For more information regarding the Technical Committee, see Disclosure of Corporate Governance Practices above.

Corporate

In 2021, the Company appointed the CSO, emphasizing the priority the Company places on integrating sustainability goals and ESG priorities into its business plans and operations, and ensuring that health and safety performance, risk management processes, environmental excellence, public affairs, community relations and human resource development plans advance as integral components of the Company’s corporate strategy.

Since February 2019, the Company has maintained the position of Manager, Corporate Social Responsibility (the “CSR Manager”) as a key member of its management team, reporting to Chief Sustainability Officer. The CSR Manager is responsible for implementing the Company’s health, safety, environmental and community programs and collaborates with MAG’s operational representatives to co-develop standards and procedures, and to share best practices.

MAG’s Response to COVID-19

Corporate

In 2020 and throughout 2021, the Company implemented COVID-19 Safe Work Procedures that have been updated to reflect the changing variants, conditions and health recommendations. The Company’s corporate office has adopted a hybrid work model and while some Board and Committee meetings were held in person, the majority of the meetings were held virtually due to COVID-19 safety measures.

Juanicipio Project

Fresnillo, as operator of the Juanicipio Project, continues to closely monitor the spread of the COVID-19 virus and has implemented a range of safety measures following guidelines in accordance with the recommendations from the World Health Organization and Mexican authorities. These include stringent monitoring and hygiene practices, mandatory mask use, temperature screening and social distancing. Testing campaigns (PCR, Antigen and Antibody) of workers and contact tracing have been used to identify potential cases and prevent the spread of the virus. Antigen test campaigns were also conducted for family members of Juanicipio Project workers. Fresnillo shared COVID-19 tests with the communities neighboring the Juanicipio Project and donated medical and preventative equipment to local health authorities. The Juanicipio Project also donated food, masks and antibacterial gels to vulnerable people. Fresnillo assisted state vaccination efforts by providing facilities for vaccination clinics and transport for Juanicipio Project workers to and from the clinics. Fresnillo maintains an open dialogue with government officials at both the federal and local levels.

Deer Trail Project and Other Properties

In response to the COVID-19 pandemic and following discussions with the Utah Center for Disease Control, the Company established its COVID-19 Protocol for the Deer Trail Project in 2020. The Protocol has been frequently updated to reflect the changing coronavirus variants, conditions and health recommendations. COVID-19 safety measures employed at the Deer Trail Project include testing, stringent monitoring and hygiene practices, mandatory mask use, temperature screening and social distancing.

The Company adopts similar COVID-19 protection protocols at its other, non-material exploration properties.

Health and Safety

The Company is committed to the health and safety of its employees, consultants, business partners and communities in which the Company operates. The Company’s safety vision is to create a culture of zero harm and a workplace free of injuries and occupational illnesses. The Company requires its workers to participate in risk assessments involving their work, including job hazard analysis and field-level risk assessments, and workers are empowered to stop work if unsafe work practices or hazards are identified.

Juanicipio Project

The Company is not the operator of the Juanicipio Project, its primary asset; however, it maintains regular communications with safety and sustainability staff at Fresnillo, the project operator, and is committed to using its influence to promote responsible ESG practices at the Juanicipio Project. The “I Care, We Care” safety management system has been fully adopted by the Juanicipio Project and implementation is ongoing. The system identifies the most critical risks or risks with the greatest potential to harm individuals and, with collaboration from managers, supervisors, operators and contractors, implements the controls required to mitigate those risks. The system focuses on evaluating safety performance and monitors the progress of reducing High Potential Incidents and unsafe conditions in the workplace. Monthly health and safety reporting packages, and environmental and community updates are provided to the Company by the operator.

There were no employee or contractor fatalities at the Juanicipio Project in 2021 and the Lost Time Injury frequency rate was reduced by 16% over the previous year’s results to 8.7 injuries per one million hours worked.

Deer Trail Project

At the Deer Trail Project a Health, Safety and Environmental Administrator is in place and meets regularly with the CSR Manager to discuss health, safety, environmental and community-related matters, solutions and other operational practices. Risk awareness and emergency preparedness have been key focal points in the proactive safety program at the Deer Trail Project. Safety training in 2021 included mine rescue training with support on three occasions from other nearby mining operations. Employees also received training to improve workplace safety inspection, hazard identification and risk mitigation techniques and they participated in monthly risk scenario planning exercises. Additionally, the team has been working with local medical services receiving training in emergency response techniques. A total of 770 hours, or approximately 2.6% of total hours worked, were dedicated to safety training and risk awareness in 2021.

There were no employee or contractor fatalities, lost-time injuries or reportable incidents recorded at the Deer Trail Project in 2021.

Environmental

MAG is committed to wise environmental stewardship. MAG cares about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of the Company’s stakeholders. To meet this commitment, the Company strives to protect the environment by requiring that projects at a minimum meet local environmental regulations and standards, and where applicable, international standards.

At the Deer Trail Project, reclamation work that began in 2019 included rehabilitation work over two historical drill pad sites, collaboration with previous owners on the removal of abandoned mine and mill equipment, and removal of damaged buildings. The historic mine portals 1 and 2 have been closed for safety reasons. In 2020, progressive reclamation continued in the mill area where waste rock dumps were moved to an old tailings storage area and the waste rock area was recontoured. In 2020, insulated copper wire was collected from the historic underground workings tunnel and was recycled at a Utah recycling center.

An updated closure plan for the historical Deer Trail Mine area was approved by the Utah Department of Oil, Gas and Mining (DOGM) in August of 2020 and will be updated again in 2025. In 2021, Deer Trail geology and administration offices were consolidated into one building from two buildings to increase productivity and reduce energy consumption.

In June 2020, prior to conducting any exploration activity, archaeological studies were performed in the exploration target areas so that that drill pad locations and road improvements did not interfere with historic features or surface artifacts identified in the study. The study continued in 2021. A water study of the Deer Trail Project area was conducted in 2021 to evaluate the hydrological system and to provide a baseline for future understanding of impacts to the groundwater system.

Social

Community Relations

MAG is committed to delivering lasting and sustainable value to its people, stakeholders and host communities. To meet this commitment, the Company takes a shared-value approach to local development activities to promote sustainable and lasting economic and social benefits. MAG is focused on building trust and respect, considerate of its stakeholders’ concerns, and making a positive difference in the communities in which the Company lives and works. MAG aims to engage local communities as early as possible in the mining lifecycle to build a strong foundation for the exploration, development and operations stages of its projects.

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District of Mexico near Fresnillo’s Saucito and Fresnillo mines. As the operator of the Juanicipio Project and of its wholly owned Saucito and Fresnillo mines, Fresnillo takes a ‘district approach’ to community relations in the area. The community relations team at the Juanicipio Project often work in concert with their counterparts at the established Saucito and Fresnillo mines.

During 2021 at the Juanicipio Project, extensive community projects were undertaken encompassing the areas of education, health, capacity building and microenterprise projects. These community projects benefitted over 3,500 people in the local communities. Education projects for the communities near the Juanicipio Project included a virtual reading workshop, collaboration with a Mexican publishing house where the Juanicipio Project donated textbook packages, and infrastructure projects that included classroom improvements for primary students and multi-purpose recreational courts. The Juanicipio Project assisted local communities through a “Safe Return to Schools” program, to safely resume in-person classes during the COVID-19 pandemic. The program provided schools with hygiene and sanitation supplies, COVID-19 procedures, and surveyed and assessed the perceptions around children returning to school.

The Juanicipio Project has two agreements with the Fresnillo City Council and their Directorates of Economic and Agricultural Development. The capacity building project collaborates directly with the municipality on productive ventures that include the formation of new microenterprises (sewing, handicrafts, bakery, barbershop, and jewelry and craft workshop). Further community assessments will be carried out in 2022 to map entrepreneurs that meet the microenterprise development project criteria.

Further, family garden projects and small backyard poultry farms were developed in the communities near the Juanicipio Project in 2021, with expansion plans for 2022. Additional community projects in 2021 include a nopal forage project, a sustainable carpentry project and a community cleaning and reforestation project.

Deer Trail Project

Community engagement at the Deer Trail Project is managed directly by the Company, with stakeholder relations expanding through contributions to community events, sponsorships and certain initiatives where employees engage in smaller community activities. Community engagement efforts provide Deer Trail Project team members with opportunities to explain project strategy and performance, while receiving feedback and guidance on matters of importance to stakeholders, allowing for the consideration of stakeholder interests.

In 2021, the Company expanded its social management system by introducing a grievance mechanism and a social investment framework to the Deer Trail Project. The feedback mechanism tool, called “The Deer is Listening,” was introduced to employees and the community to improve communication and proactively resolve issues of concern. The social investment framework emphasizes collaboration with local communities and provides support through employee volunteerism, donations, sponsorships and development programs and projects.

Human Rights

MAG is committed to promoting a culture of respect for human rights and inclusion. To meet its commitment, MAG strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes, and seeks constructive dialogue and partnerships with stakeholders affected by its activities.

In early 2022, MAG updated its Human Rights Policy to strengthen its commitment to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation. This policy can be found on the Company’s website at www.magsilver.com/corporate/governance.

Diversity, Equity and Inclusion

In 2021, the Company updated its Diversity, Equity and Inclusion Policy. For more information on this policy, see page 71 and 72 above. MAG will take part in the United Nations Global Compact - Target Gender Equality accelerator program. Through facilitated performance analysis, capacity building workshops, peer-to-peer learning and multi-stakeholder dialogue the program will help MAG understand and set corporate targets for women’s representation and leadership. The program will start in June 2022.

The Diversity, Equity and Inclusion Policy is available on the Company’s website at
www.magsilver.com/corporate/governance.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, is a principal of Cascabel and IMDEX. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals and their representatives.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for any exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2020, the Company accrued or paid Cascabel and IMDEX the following additional amounts under an FSA between the parties: general exploration, consulting, travel and administration fees of US$226,588. These costs do not include drilling and assays, which are contracted out independently from Cascabel and IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the Company and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated finder’s fee may be payable by the Company to Cascabel on any new property of merit, but no portion would be attributable or payable to Dr. Megaw.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors and the appointment of auditors, and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2021 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 12th day of May 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.

“George Paspalas”
George Paspalas
President and Chief Executive Officer

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